40-33
811-1474

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

June 10, 2004

04033923

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2004
WASH. D.C.
181

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) and INVESCO Stock Funds, Inc., two copies of Defendant INVESCO Funds Group, Inc.'s Reply Memorandum in Support of Its Motion to Dismiss and related filings in *Carl E. Vonder Haar and Marilyn P. Martin, On Behalf of Themselves and All Others Similarly Situated v. INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\litigation\Vonder Haar v IFG\Corr\L-061004SEC.doc
061004 (1) vxv

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE DISTRICT OF COLORADO**

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**DEFENDANT INVESCO FUNDS GROUP, INC.'s REPLY MEMORADUM IN SUPPORT OF ITS MOTION TO DISMISS**

---

Defendant INVESCO Funds Group, Inc. ("Defendant"), through its undersigned counsel, hereby files its reply memorandum in support of Defendant's Motion to Dismiss, as follows:[1]

1. Plaintiff's case is removable under the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p, 78bb(f) ("SLUSA"), and subject to immediate dismissal, 15 U.S.C. §§ 77p(c), 78bb(f)(2); *Riley v. Merrill Lynch, Pierce, Fenner &*

---

1 On April 2, 2004, undersigned counsel filed an unopposed motion to extend the time to file this reply from April 2, 2004 until today. A copy of that motion is attached hereto as Exhibit A.

*Smith, Inc.*, 292 F.3d 1334, 1341 (11th Cir.), *cert. denied*, 537 U.S. 950 (2002) (under SLUSA, removal must be followed by "immediate dismissal" of the case).

2. SLUSA provides for preemption wherever a lawsuit is (1) a "covered class action;" (2) the plaintiffs' claims are based on state law; (3) one or more "covered securities" has been purchased or sold; and (4) the defendant is alleged to have misrepresented or omitted a material fact in connection with the purchase and sale of such security. *See Riley*, 292 F.3d at 1342 (outlining four elements of SLUSA). The only aspect of SLUSA preemption that Plaintiffs challenge in the Opposition to Motion to Dismiss is the requirement that the action is "in connection with the sale or purchase" of a security.[2]

3. Plaintiffs attempt to argue that the original complaint "asserted claims on behalf of securities holders only, and none of the claims arose from purchasers and sales." Plaintiffs' Opposition to Motion to Dismiss ("Pls. Opp.") at 9. Plaintiffs acknowledge, however, that they can make this assertion only by ignoring purportedly

[2] On March 11, 2004, Plaintiffs filed an Amended Class Action Complaint for Violation of State Law ("Amended Complaint") in this federal court. Plaintiffs' Amended Complaint is a transparent effort to evade the preemptive reach of SLUSA in order to achieve remand. For that reason, Defendant will address the Amended Complaint – and why Plaintiffs' attempted end-run around SLUSA is ineffective – in their Opposition to Plaintiffs' Motion to Remand, which is scheduled to be filed on April 12, 2004. This reply brief is directed solely at the original complaint filed in this action. *Cf. Pfeiffer v. Hartford Ins. Co.*, 929 F.2d 1484, 1489-90 (10th Cir. 1991) ("[P]ropriety of removal is judged on the complaint as it stands at the time of removal"). Of course, Plaintiffs have effectively conceded that the original complaint is subject to SLUSA, by virtue of amending that complaint solely and entirely to try to avoid the Congressional mandate that actions like this one be brought in federal court pursuant to federal law.

"superfluous language in the complaint" that even Plaintiffs admit may be read "to inject purchaser claims into plaintiffs' holder claims" *Id.* Indeed, the only possible reading of Plaintiffs' Complaint is that it asserts claims arising in connection with the purchase and sale of securities. *See, e.g.*, Complaint ¶¶ 32 (alleging "acqui[sition of] shares pursuant to" misleading prospectus), 37 (alleging "purchase[s] and sale[s] of shares of the Invesco funds"), 41 (class defined to include "persons who owned shares" of Invesco securities which necessarily includes purchasers of such securities). Nothing in SLUSA permits Plaintiffs to blindfold the court to particular allegations to avoid preemption and dismissal. *See Feitelberg v. Merrill Lynch*, 234 F. Supp. 2d 1043, 1047-49 (N.D. Cal. 2002) (SLUSA "should be interpreted broadly" to "prevent plaintiffs from seeking to evade the protection that federal law provides against abusive litigation by filing suit in state court rather than federal court.") (citations omitted). To the contrary, SLUSA directs courts to ignore formalistic labels in order to determine the real nature of Plaintiffs' claims. *Id.* at 1051 ("[I]f it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"). When all of the allegations – including those whose existence Plaintiffs would prefer to deny – are taken into consideration, it is apparent that Plaintiffs' class action is precisely the type of litigation that SLUSA was enacted to target.

4. Plaintiffs' allegations readily satisfy the "in connection with purchase or sale" aspect of SLUSA preemption. The complaint actually explicitly invokes such a connection, alleging

> each defendant is liable for: (i) *making false statements, or for failing to disclose materially adverse facts* ***in connection with the purchase or sale of shares of the INVESCO Funds***, or otherwise; and/or (ii) participating in a scheme to defraud and/or a course of business that *operated as a fraud or deceit on purchasers* of the INVESCO Funds shares during the Class Period… .

Complaint ¶ 37 (emphasis added). In addition to this explicit affirmation, the entire gravamen of Plaintiffs' Complaint is all about the purchase or sale of securities, and references to purchases and sales of securities permeate the Complaint. *See, e.g.*, Complaint ¶¶ 1-4 (summarizing claims as focusing on allegedly impermissible "trading" that disadvantaged Plaintiffs), 11-18 (summarizing "late trading" and "timed trading" that allegedly harmed Plaintiffs), 32 (alleging that Plaintiffs relied on misleading prospectuses in "acquir[ing] shares" in Invesco Funds). Moreover, Plaintiffs reaffirmed in their brief in opposition to Defendant's motion to dismiss, that their claims arise from "trading practices" – that is, purchases and sales of securities – by certain "favored mutual-fund investors . . . that violated the rules established by defendants to govern trades in the mutual funds." Pls. Opp. at 2.

5. Defendant will not repeat the unrebutted arguments in its Notice of Removal filed on February 27, 2004, and incorporated into its Motion to Dismiss filed on the same date, establishing that Plaintiffs' complaint alleges misrepresentation or omissions on the part of Defendant "in connection with purchase or sale" and respectfully refers to the Court to that document. *See* Notice of Removal ¶¶ 8-9, 13-14; Motion to Dismiss ¶ 2 (incorporating Notice of Removal).

WHEREFORE, for the reasons stated herein and in Defendant's Notice of Removal, Defendant respectfully requests that the Court dismiss Plaintiffs' claims pursuant to Fed. R. Civ. P. 12(b)(6) and 15 U.S.C. §§ 77p(c), 78bb(f)(2) for failure to state a claim upon which relief can be granted and award Defendant such other relief as the Court deems just and proper.

Dated: April 5, 2004


Daniel F. Shea
Andrew R Shoemaker
Eric J. Moutz
HOGAN & HARTSON, LLP
1200 Seventeenth Street
Denver, CO 80202
303-899-7300 (T)
303-899-7333 (F)

*Attorneys for Defendants INVESCO Funds Group, Inc.*

Of Counsel:

DEBEVOISE & PLIMPTON, LLP
Robert N. Shwartz
Maura K. Monaghan
919 Third Avenue
New York, NY 10022
212-909-6000 (T)
212-521-6836 (F)

## CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Reply Memorandum in Support of Motion to Dismiss was furnished to counsel for plaintiffs, by hand, at the address set forth below:

Robert J. Dyer III, Esq.
Jeffery A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
Paul, Hastings, Janofsky & Walker
3579 Valley Centre Drive
San Diego, California 92130
858-720-2525 (T)
858-720-2555 (F)

this 5th day of April 2004.

A

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 APR -2 PM 12:44

GREGORY C. LANGHAM
CLERK

BY ____________ DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**UNOPPOSED MOTION FOR EXTENSION OF TIME UNTIL APRIL 5, 2004 TO FILE REPLY IN SUPPORT OF MOTION TO DISMISS**

---

Defendant INVESCO Funds Group, Inc. (the "INVESCO") hereby moves the Court for an extension of time until April 5, 2004 to file a reply in support of its motion to dismiss. INVESCO states as follows in support of its Motion:

1. INVESCO's reply in support of its motion to dismiss is currently due April 2, 2004. INVESCO hereby requests that the Court grant it until April 5, 2004 to file this reply;

2. This extension will not prejudice the parties, cause undue delays, or require any change in the Court's calendar. Furthermore, INVESCO expects that the above-captioned action will be transferred to the District of Maryland by the MDL Panel in the near future thereby obviating any need for this Court to address its Motion to Dismiss;

3. Counsel for INVESCO has consulted with Plaintiff's counsel concerning this motion and Plaintiff's counsel does not oppose the extension sought herein.

Dated: April 2, 2004

**HOGAN & HARTSON L.L.P.**


Daniel F. Shea
Andrew R. Shoemaker
Eric J. Moutz
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300 (telephone)
(303) 899-7333 (fax)

**DEBEVOISE & PLIMPTON LLP**
Robert N. Shwartz
Maura K. Monaghan
919 Third Avenue
New York, New York 10022
(212) 909-6000 (telephone)
(212) 909-6836 (fax)


*Attorneys for Defendants*
*Invesco Funds Group, Inc.*

## CERTIFICATE OF SERVICE

I HEREBY CERTIFY that copies of the foregoing **Unopposed Motion For Extension of Time Until April 5, 2004 to File Reply in Support of its Motion to Dismiss** and **[Proposed Order] Unopposed Motion For Extension of Time Until April 5, 2004 to File Reply in Support of its Motion to Dismiss** were furnished to counsel for plaintiffs, by hand, at the address set forth below:

Robert J. Dyer III, Esq.
Jeffery A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
Paul, Hastings, Janofsky & Walker
3579 Valley Centre Drive
San Diego, California 92130
(858) 720-2525(T)
(858) 720-2555(F)

Roger P. Thomasch, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1225 17th Street, Suite 2300
Denver, Colorado 80202-5596
Telephone: (303) 299-7301
Fax: (303) 382-4601

this 2nd day of April 2004.

Caroline [signature]

\\\BO - 86340/0028 - 164366 v1

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 APR 16 PM 1:05

GREGORY C. LANGHAM
CLERK

BY ______________ DEP. CLK

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE DISTRICT OF COLORADO**

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**DEFENDANT'S SECOND CORRECTED MOTION TO STAY PROCEEDINGS PENDING A TRANSFER DECISION BY THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION**

---

Defendant INVESCO Funds Group, Inc. ("Defendant" or "INVESCO"), through its undersigned counsel, respectfully submits this memorandum of points and authorities in support of its motion to stay all proceedings in the above-captioned action pending a transfer decision by the Judicial Panel on Multidistrict Litigation (the "MDL Panel").

**Preliminary Statement**

This is one of hundreds of "market timing" lawsuits filed over the last six months in state and federal courts across the country against mutual fund companies and related entities. The MDL Panel has already transferred (conditionally or finally) over 400 such actions – including this one – to the United States District Court for the District of Maryland (the "MDL Court") for consolidated or coordinated pre-trial proceedings. Plaintiffs have indicated that they will move to vacate the MDL Panel's conditional transfer order and urge this Court to rule on their pending motion to remand, presumably in the hope that the Court will remand this action to state court before the MDL Panel has an opportunity to transfer the case to the MDL Court.[1]

The remand motion that Plaintiffs would have this Court decide turns on a question common to many cases in this MDL that were originally filed in state court: whether the removal provisions of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78p(c), can be defeated by pleading a class purporting to consist of "holders" of mutual fund shares. *See* Plaintiffs' Motion to Remand; Defendant's Opposition thereto. The MDL Court has indicated its desire to resolve this and other cross-cutting issues concerning remand on a prompt and consistent basis for all transferred cases and has already set a briefing schedule for an "omnibus" remand motion. *See* Letter from Hon. Frederick J. Motz, MDL Court, to Counsel (April 5, 2004) (attached hereto as Exhibit A) (setting hearing date of May 21, 2004 on omnibus remand

1 Counsel for Defendants have conferred with Plaintiffs' counsel concerning the relief sought in this motion but was unable to reach an agreement with them to stay this matter as requested herein.

motions). Plaintiffs want to avoid this, apparently believing that adjudication by the MDL Court on a consistent basis will not be in their interest.

This "forum shopping" strategy cannot justify a potentially needless expenditure of judicial and party resources. To promote judicial economy, ensure consistent adjudication of important pre-trial issues, and avoid prejudice to either Plaintiffs or Defendant, this action – including Plaintiffs' remand motion – should be stayed until the MDL Panel addresses the fundamental question of where this case should be heard.

## I. STATEMENT OF FACTS

This case was filed in Denver district court on February 3, 2004. On February 20, 2004, while this case was still pending in state court, the MDL Panel ordered that cases then before the Panel based on alleged "market timing" and/or "late trading" be transferred to the United States District Court for the District of Maryland for consolidated or coordinated pre-trial proceedings. MDL-1586, *In re Mutual Funds Investment Litigation*, MDL Panel Order dated Feb. 20, 2004, at 2. The MDL Panel concluded, among other things, that

> [c]ongregating these mutual fund market timing/late trading actions [in the District of Maryland] is necessary to avoid duplication of discovery, prevent inconsistent or repetitive pretrial rulings, and conserve the resources of the parties, their counsel and the judiciary.

*Id.*

Defendant removed this action to this Court and moved to dismiss under SLUSA on February 27, 2004. The following week, on March 3, Defendant noticed this action as a "tag-along" action and candidate for transfer to the MDL pursuant to J.P.M.L. R. Pro. 7.4.

On March 11, the MDL Court solicited counsels' views on organizational issues in advance of a scheduled April 2 organizational conference. *See* Letter from Hon. Frederick Motz, MDL Court, to Counsel (February 20, 2004) (attached as Exhibit B). Robert J. Dyer III, Esq., co-counsel for Plaintiffs in this action, submitted a letter to the MDL Court concerning this and three other actions then pending in this Court. *See* Letter from Robert J. Dyer III, Esq., Dyer & Shuman, LLP, to Hon. Frederick J. Motz, MDL Court (Mar. 11, 2004) (attached hereto as Exhibit C). Mr. Dyer noted that the defendants in each case had removed the actions to federal court under the removal provisions of SLUSA and that plaintiffs were seeking remand.[2] He then stated:

> We believe that there are dozens of similar improperly-removed state cases, if not substantially more. . . . We respectfully submit that promptly resolving the outstanding motions to remand is of utmost importance and should be a topic for conversation at the April 2nd hearing.

*Id.*

[2] SLUSA provides for removal to federal court of claims that are styled by the plaintiff as arising under state law, but which rest on allegations of misrepresentations omissions or manipulations in connection with securities. *See, e.g.*, 15 U.S.C. § 78bb(f)(2).

Based on the comments of Mr. Dyer and others, and discussion at the April 2 conference in Baltimore, the MDL Court scheduled briefing on an "omnibus" remand motion concerning cross-cutting legal issues, such as the applicability of SLUSA's removal provisions to these actions. Hearing on that motion is scheduled for May 21 – two weeks before this Court's hearing on Defendant's motion to dismiss Plaintiffs' original complaint. *See* Ex. A.

By order dated April 5, 2004, this action was conditionally transferred to the MDL Court. *See In re Mutual Fund Inv. Litig*, MDL-1586, Conditional Transfer Order (CTO-2) (J.P.M.L. Apr. 5, 2004) (attached hereto as Exhibit D). To date, more than 400 cases in total have been finally or conditionally transferred to the MDL Court as tag-along actions, including 11 cases against INVESCO-related defendants that are or were pending in this Court.[3]

Plaintiffs have indicated that they intend to move to vacate this conditional transfer order. The MDL Panel Rules of Procedure require briefing on that motion to be completed on or before May 30, 2004. J.P.M.L. R. Pro. 7.4(f), 7.2(c) & (d).

---

3 Those cases are *Ballagh v. INVESCO Funds Group, Inc., et al.*; *Calderon v. AMVESCAP PLC, et al.*; *Ehrlich v. INVESCO Advantage Health Sciences Fund, et al.*; *Fattah v. INVESCO Advantage Health Sciences Fund, et al.*; *Gallo v. INVESCO Funds Group, Inc., et al.*; *Goodman v. INVESCO Funds Group, Inc., et al.*; *Gorsuch v. INVESCO Funds Group, Inc., et al*; *Karlin v. AMVESCAP, PLC, et al.*; *Lepera v. INVESCO Funds Group, Inc., et al.*; *Raver v. INVESCO Funds Group, et al.*; and the instant action.

On March 18, 2004, Plaintiffs' filed a motion to remand based on their Amended Complaint, which had been filed the previous week in the midst of briefing on Defendant's Motion to Dismiss the original complaint. Defendant is today filing an Opposition to Plaintiffs' Motion to Remand and a Motion to Dismiss Plaintiffs' Amended Complaint. Briefing on these interrelated motions will be completed on May 18, 2004.

Defendant has also moved to dismiss Plaintiffs' original complaint. That motion is fully briefed, and the Court has scheduled argument for June 8, 2004.

## II. A COMPLETE STAY OF ALL PROCEEDINGS PENDING A DECISION BY THE PANEL IS WARRANTED

INVESCO seeks a stay of all proceedings in this action, including Plaintiffs' motion to remand, pending the MDL Panel's decision on transfer.

### A. The Court Has Inherent Power To Stay This Action

A district court has inherent power to stay its proceedings. The power to stay is "incidental to the power inherent in every court to control the disposition of the causes on its docket with economy of time and effort for itself, for counsel, and for litigants." *Landis v. North American Co.*, 299 U.S. 248, 254 (1936). This power is indispensable in the MDL context, where courts often use temporary stays to avoid needless expenditure of judicial resources pending MDL transfer decisions. *See, e.g., Rivers v. The Walt*

*Disney Co.*, 980 F. Supp. 1358, 1362 (C.D. Cal. 1997) (noting that "majority of courts" favor stay in interest of judicial economy pending transfer decision by MDL Panel).[4]

The pendency of a remand motion in no way lessens the appropriateness of such a stay. It is established that a challenge to a court's jurisdiction does not prevent that court from managing its docket and determining whether judicial economy and/or similar concerns warrant a temporary stay. *See, e.g., In re Ivy*, 901 F.2d 7, 9 (2d Cir. 1990) (holding that MDL panel has jurisdiction to transfer a case in which a jurisdictional objection is pending because MDL transfer process does not involve decision "going to . . . the merits of a case"); *accord In re Adelphia Communications Corp. Secs. & Derivative Litig.*, 273 F. Supp. 2d 1353, 1355 (J.P.M.L. 2003) (rejecting plaintiffs' objections to transfer based on pending remand motions); *Medical Soc'y v. Connecticut Gen. Corp.*, 187 F. Supp. 2d 89, 90, 92 (S.D.N.Y. 2001) ("[t]he question is not whether there will be a decision on the jurisdictional issue, but rather which court is in the best position to decide it – this Court or the MDL court").

The cases decided to date in the context of this MDL proceeding confirm this principle. INVESCO is aware of no case related to this MDL proceeding in which a

---

4 *See also, e.g., U.S. Bank Nat'l Assoc. v. Royal Indemnity Co.*, Case No. 3:02-CV-0853-P, 2002 WL 31114069, at *2 (N.D.Tex. Sept. 23, 2002) (staying all proceedings to avoid "unnecessary waste of judicial resources"); *Aikins v. Microsoft Corp.*, No. Civ. A. 00-0242, 2000 WL 310391, at *1-2 (E.D. La. Mar. 24, 2000) (same); *Weinke v. Microsoft Corp.*, 84 F. Supp. 2d 989, 990 (E.D. Wis. 2000) (same).

district court has declined to stay a pending remand motion pending a decision by the MDL Panel on transfer to the MDL Court. Several courts, by contrast, have stayed remand motions in cases related to this MDL under those circumstances, including three cases in this District. *See, e.g., Silverman v. Janus Capital Group, Inc.*, No. 03-B-1965 (D. Colo., Nov. 18, 2003) (attached as Exhibit E); *Kaufman v. Janus Capital Group, Inc.*, No. 03-B-1966 (D. Colo., Nov. 18, 2003) (attached as Exhibit F); *Vann v. Janus Capital* Group, No. 03-B-2309 (D. Colo. Nov. 25 & Dec. 4, 2003) (attached as Exhibit G); *Sayegh v. Janus Capital Corp.*, No. 03-CV-8736 (C.D. Cal. Mar. 22, 2004); *see also Zimmerman v. Bailey*, No. 03-CV-7910 (S.D.N.Y., Oct. 29, 2003) (staying all proceedings pending decision on transfer) (attached as Exhibit H).

**B. The Circumstances Strongly Favor A Complete Stay In This Case.**

The balance of equities clearly favors a stay of this action until the MDL Panel rules on Plaintiffs' anticipated motion to vacate the order conditionally transferring this case to the MDL Court.

**1. A Stay Would Promote The Goals Of Judicial Economy And Consistent Adjudication Of Important Pre-Trial Issues.**

In its initial order transferring "market timing" to the MDL Court, the MDL Panel stated in relevant part that congregating "market timing" and "late trading" actions in the District of Maryland was necessary to "conserve the resources of the parties, their counsel and the judiciary" and "prevent inconsistent or repetitive pretrial rulings." *In re Janus Mutual Funds Inv. Litig, et al.*, MDL-1586, Order at 3 (Feb. 20, 2004). Staying this action – including Plaintiffs' pending remand motion – would promote both goals. As stated above, this is one of numerous cases in which plaintiffs have attempted to plead around the federal securities laws by recasting allegations of "late trading" and "market timing" as purported state-law claims on behalf of a "holder" class. These cases involve similar allegations (i.e., claims that a so-called "holder class" was harmed by virtue of "market timing" and/or "late trading" activity), and as such they raise essentially identical questions of SLUSA jurisdiction. Allowing the MDL Court to adjudicate these remand motions would serve the interests of conserving judicial and party resources and reducing the risk of inconsistent rulings.

Granting such a stay would also serve the goals of SLUSA itself. As its name – the Securities Litigation Uniform Standards Act – makes clear, SLUSA was intended to promote consistency and uniformity in national securities litigation. *See, e.g.*, Securities Litigation Uniform Standards Act of 1998, H.R. Conf. Rep. 105 – 803 (Oct. 9, 1998) (SLUSA's dual purposes are "prevent[ing] plaintiffs from seeking to evade the protections that Federal law provides against abusive litigation by filing in State, rather than in Federal, court" and "implement[ing] a uniform law of securities fraud."); *Patenaude v. Equitable Life Assurance*, 290 F.3d 1020, 1026 (9th Cir. 2002) ("When considered in concert, SLUSA, NSMIA and PSLRA demonstrate that Congress intended to provide national, uniform standards for . . . nationally marketed securities").

2. **Plaintiffs Would Not Be Prejudiced By Issuance Of A Stay.**

Plaintiffs would suffer no real prejudice from a stay of this action pending a transfer decision by the MDL Panel. Under the MDL Panel's rules, briefing on any motion Plaintiffs may file to vacate the conditional transfer order must be completed no later than May 30, 2004 – just 12 days after the completion of briefing on Defendant's motion to dismiss the amended complaint. (Defendant's motion to dismiss is essentially the inverse of Plaintiffs' motion to remand, and Defendant respectfully submits that the two should be argued together.)

Although no hearing date has yet been set for either motion, it is a reasonable assumption that, absent a stay, the MDL Panel's hearing on Plaintiffs' motion to vacate the conditional transfer order would occur within the same time frame as this Court's hearing on Plaintiffs' motion to remand. There can be no prejudice to Plaintiffs under those circumstances. If the MDL Panel were to vacate the conditional transfer order relating to this action, this Court could lift the stay and proceed to hear Plaintiffs' motion to remand within days or weeks of the original hearing date. If the MDL Panel were to deny Plaintiff's motion to vacate the conditional transfer order, Plaintiffs could promptly renew their remand motion in the MDL Court, where it would be adjudicated on a basis consistent with other "market timing" cases removed from state court under SLUSA.

Moreover, Plaintiffs' remand motion raises no significant issue of state law but rather turns entirely on the interpretation of SLUSA, as Plaintiffs' memorandum in support of remand makes clear. There is therefore no risk of prejudice to Plaintiffs from having their remand motion addressed by a court outside Colorado. On the contrary, the MDL Court is arguably better positioned than any other court to address the issues presented by Plaintiffs' motion to remand since it has a full view of the issues concerning the application of SLUSA in "market timing" cases. Moreover, Plaintiffs, through Mr. Dyer's letter, participated in the organization process that resulted in the "omnibus" remand motion set forth in the MDL Court's schedule and were not heard to voice any concerns regarding prejudice. To the contrary, Plaintiffs' counsel advocated an early resolution of SLUSA remand issues in the MDL and, in another case in a similar procedural posture pending before this Court, permitted the case to proceed to the MDL for resolution. *Goodman v. INVESCO Funds Group, et al.*, No. 03CV9266 (D. Colo. Mar. 15, 2004) (plaintiff's notice of withdrawal of motion to remand) (attached hereto as Exhibit I).

## Conclusion

For the foregoing reasons, Defendant respectfully requests that the Court stay all further proceedings in this action, including Plaintiffs' motion for remand, pending a final decision on transfer by the Judicial Panel on Multidistrict Litigation.

Dated: April 16, 2004


Daniel F. Shea
Andrew R. Shoemaker
Eric J. Moutz

HOGAN & HARTSON LLP.
1200 Seventeenth Street
Denver, CO 80202
303-899-7300 (T)
303-899-7333 (F)

Attorneys for Defendants INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.

Of Counsel:

DEBEVOISE & PLIMPTON
Robert N. Shwartz
Maura Monaghan
Maeve O'Connor
919 Third Avenue
New York, NY 10022
212-909-6000 (T)
212-521-7230 (F)

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that copies of the foregoing Defendant's Second Corrected Motion to Stay Proceedings Pending a Transfer Decision by the Judicial Panel on Multidistrict Litigation, was furnished to counsel for plaintiffs, at the addresses and by the means set forth below:

via facsimile and U.S. Mail, postage prepaid:

Robert J. Dyer III, Esq
Jeffrey A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
PAUL, HASTINGS, JANOFSKY & WALKER
3579 Valley Center Drive
San Diego, CA 92130
(858) 720-2525 (T)
(858) 720-2555 (F)

Roger P. Thomasch, Esq.
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1225 17TH Street, Suite 2300
Denver, Colorado 80202-5596
(303) 299-7301 (T)
(303) 382-4601 (F)

this 16th day of April, 2004.

[signature]

# UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

April 5, 2004

Re: MDL-1586-*In re Mutual Funds Investment Litigation*

Dear Counsel:

This will confirm some of the matters discussed during the organizational meeting held on April 2, 2004.

**Schedule**

*Organization of counsel issues*

| | |
|---|---|
| April 16, 2004 | Deadline for plaintiff's counsel and defense counsel to submit report *re* whether organizational structure has been agreed upon (and, if so, a proposed structure). This report should be sent to my chambers email box, MDD_JFMChambers. |
| April 19, 2004 | Deadline for any counsel who seek to be appointed as lead counsel under the PSLRA to file motion seeking such appointment. (In order to make the record clear and prevent any subsequent objections, these motions are to be filed whether or not plaintiff's counsel have been able to agree upon a proposed organizational structure). |
| April 26, 2004 | Deadline for objections to the motions for appointment as lead counsel |
| May 3, 2004<br>4:00 p.m. | Hearing on motions for appointment as lead counsel. (This hearing will be canceled if it is not necessary to rule on any objections). |

*Remand Issues*

| | |
|---|---|
| April 16, 2004 | Deadline for plaintiffs to file omnibus memorandum in support of motions to remand (Andrew Friedman should take the lead in coordinating the filing of this memorandum. The memorandum should |



Exhibit A

be filed in all of the tracks that have been established by April 16. Mr. Isbister should serve as liaison between Mr. Friedman and the clerk's office for implementing these filings).

| | |
|---|---|
| April 30, 2004 | Deadline for defendants to file omnibus opposition to motions to remand. (Defendants whose cases have not yet been transferred to Maryland may, as *amicus curiae*, file very brief supplemental oppositions raising any issues particular to their own cases. Defense counsel should advise plaintiffs' counsel in the cases not yet transferred that they are filing supplemental memoranda and that the plaintiffs have the right to file very brief replies by May 7, 2004. The omnibus opposition and any supplemental memoranda should be filed in all tracks.) |
| May 7, 2004 | Deadline for plaintiffs to file omnibus reply and for plaintiffs whose cases have not yet been transferred to Maryland to file very brief supplemental replies addressing any particular issues raised by defendants' supplemental memoranda in their cases. (All memoranda should be filed in all tracks). |
| May 21, 2004 at 9:30 a.m. | Hearing on motions to remand. |

<u>*Stay of Discovery Issues*</u>[1]

| | |
|---|---|
| May 28, 2004 | Deadline for plaintiffs to file motion to lift discovery stay in cases instituted under the PSLRA |
| June 18, 2004 | Deadline for defendants to file opposition to plaintiffs' motion and to file cross-motion for protective order in cases not instituted under the PSLRA |

[1]The deadlines for defendants' opposition and cross-motions, plaintiffs' opposition/reply, and defendants' reply are based upon the assumption that judges will be available on July 16, 2004. In the event that judges turn out not to be available on July 16, 2004, the briefing schedule can be amended to provide counsel with more time to file their memoranda.

Mr. Friedman, who represents many plaintiffs in state actions that have been remanded and who has opposed discovery stay motions filed by defendants in those actions, indicated he is willing to defer any request for discovery in the state cases until after the hearing on discovery issues in the MDL cases. Unless counsel for other plaintiffs in remanded actions advise us to the contrary immediately, we will assume they too will defer discovery in their cases for the same interim period.

| | |
|---|---|
| June 25, 2004 | Deadline for plaintiffs to file opposition/reply |
| July 2, 2004 | Deadline for defendants to file reply |
| July 16, 2004<br>9:30 a.m. | Hearing (Possible alternative hearing dates, depending upon judges' availability, are July 23, 2004, or August 5, 2004.) |

*Miscellaneous*

| | |
|---|---|
| April 5, 2004 | Deadline for Mr. Perry to submit report *re* states of incorporation of various defendants and recommendations for grouping of defendants. This report, which will help us in deciding what tracks to establish, should be sent to my chambers email box. |
| April 30, 2004 | Deadline for counsel to submit status report *re* whether they have reached agreement on document preservation and confidentiality order |
| May 28, 2004 | Deadline for plaintiffs to file consolidated complaints in Maryland (or consolidated amended complaints in cases that have been transferred to Maryland) |

*Motions to Dismiss*

(Counsel to propose a briefing schedule after lead counsel have been appointed. The schedule will provide for reply memoranda to be submitted no later than September 15, 2004)

| | |
|---|---|
| October 4, 2004<br>9:30 a.m. | Hearing |

**Tracks**

Tracks will be established by families of funds. Subject to the manner in which plaintiffs' counsel are ultimately organized and plaintiffs' claims presented, subtracks will be established within each track for the different types of claims being asserted, e.g., class investor claims and ERISA claims, fund derivative claims, and parent derivative claims. When filing documents, counsel should specify the pertinent subtrack in the case caption and in the docket entry.

Each track will have a separate case number. During the organizational meeting, I indicated that the case numbers would be 04-md-1586-01, 04-md-1586-02, etc. I have since learned that the system will not accommodate that many numbers. Therefore, the case numbers will be 04-md-01, 04-md-02, etc. (the "md" denoting "multi-district").

There will not be a single "cm/ecf universe" for the MDL as a whole. Instead, there will be a separate "cm/ecf galaxy" for each track. Unless they are a member of a horizontal liaison committee, counsel may enter their appearance only in cases where they represent a party. If counsel want to monitor other tracks, they should establish a PACER account and check the dockets.

### *Attorney Admissions and CM/ECF Registration*

We have prepared a simplified pro hac admissions form for purposes of the MDL. The form can be accessed at our website by clicking on "Policies & Publications" and then clicking on "Forms." As indicated on the form, the pro hac fee is waived.

If counsel want to enter their appearance in an MDL track, they must enter their appearance in the track after it is established.

Counsel must also register in our cm/ecf system. Counsel may not designate more than two email addresses to receive cm/ecf notices. (Counsel may wish to have their own IT departments establish one email box which is accessible by more than one person in their firm. The address of this email box could be the address (or one of the two addresses) noted on the registration form.)

### CM/ECF Training

It is essential that the members of your staff be carefully trained how to docket documents in cm/ecf and on our cm/ecf procedures. Generalized training is available in both our Baltimore and Greenbelt courthouses. To schedule such training in Baltimore, please contact Christina Wohlfort at 410-952-3625. To schedule such training in Greenbelt, please contact Pat Fosbrook at 301-344-3123. If you would like to coordinate a training session focused on these MDL proceedings, please contact Elizabeth Michael at 410-962-0991.

### Courtesy Paper Copies

We ask that you submit to the judge or judges considering a particular issue two courtesy paper copies of any memorandum or other document exceeding fifteen pages. (Our cm/ecf procedures manual asks for only one courtesy paper copy of such documents.) The courtesy copies should be sent directly to a judge's chambers. Judge Blake, Judge Davis, and I all sit in the Baltimore courthouse at 101 W. Lombard Street, Baltimore, Maryland, 21201. Judge Stamp sits in Wheeling. Judge Stamp's mailing address is P.O. Box 791, Wheeling, West Virginia, 26003. His address for hand deliveries is U.S. Courthouse, 12th and Chapline Streets, Room 228, Wheeling, West Virginia, 26003.

### Use of CM/ECF for Transmitting Discovery Documents

Our cm/ecf procedures manual provides that cm/ecf should not be used for transmitting discovery requests and materials. We recognize that in cases involving numerous counsel, the use of cm/ecf for that purpose might be useful. Therefore, we are willing to waive that provision of our procedures manual in the event you would like us to. This is an issue that you should take up with one another after lead counsel have been appointed.

Again, on behalf of Judges Blake, Davis, Stamp, and myself, we want to thank all of you for the professional manner in which you are handling this litigation.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc. Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

February 20, 2004

Re: MDL-1586-*In re Mutual Funds Investment Litigation*

Dear Counsel:

As you know, the MDL Panel has today grouped the cases in the separate Mutual Funds Investment Litigation MDLs into a single MDL and has transferred the cases in that MDL to Maryland.[1] Three transferee judges have initially been designated: Judge Andre Davis, Judge Frederick P. Stamp, Jr. (of the Northern District of West Virginia) and myself.[2] Additional transferee judges in this district may be designated in the future. Judge Catherine C. Blake will assist us from the outset in organizing the MDL, and she will sit with us during hearings and joint scheduling conferences. If the exigencies of the MDL require and her schedule permits, she will be the first judge to be assigned as an additional transferee judge.

An initial hearing will be held on April 2, 2004, at 10:00 a.m., in Courtroom 1A of the federal courthouse in Baltimore. The purpose of this letter is to set forth various matters to be addressed at the hearing.

**Proposed structure of the litigation**

---

[1]Thus far, the MDL Panel has transferred the cases in seven MDLs to Maryland. The Panel is to consider at its March session whether to transfer one additional related MDL (MDL-1602, *In re Federated Mutual Funds Investment Litigation*). The Panel may also consider some time in the future whether to issue conditional transfer orders in cases brought against Massachusetts Financial Services Co. in the District of Massachusetts.

Because MDL-1602 and the Massachusetts Financial Service cases may eventually be transferred to Maryland, I have asked the staff of the MDL Panel to make sure that counsel in those cases be given personal notice of this letter. I have made the same request in regard to counsel for Invesco Funds Group, Inc., who filed an interested party response in MDL-1586 and appeared at the Panel's session in Sacramento. All of these counsel are invited to the April 2nd hearing and may participate in it to the extent they deem appropriate. Indeed, counsel in any other related pending actions not yet included in MDL-1586 who receive notice of the hearing may attend and participate in it.

[2]Chief Judge Wilkins has stated that he will make an intra-circuit assignment of Judge Stamp to the District of Maryland for the purposes of the MDL. The assignment (and the MDL Panel's designation of Judge Stamp as a transferee judge) is subject only to the approval of Chief Judge Keeley of the Northern District of West Virginia who currently is out of the country.

We plan to establish different tracks in the MDL, grouped on a fund-by-fund basis. After conferring with you, we may establish sub-tracks, one for securities fraud claims and another for derivative actions. We have not yet decided what tracks should be grouped together, and we look forward to hearing any suggestions you may have on the point. We also have not yet decided what tracks will be assigned to which judge.

We will hold joint hearings on common substantive issues. We have not yet determined whether we will issue joint opinions on common issues or whether each of us will decide substantive issues independently in our respective tracks. Potential recusal problems may affect our determination on this point. In any event, one of us may take the responsibility for writing the first opinion on a particular issue, and the rest of us may decide simply to adopt that opinion as our own in the cases assigned to us.

Judges Blake, Davis, and Stamp have agreed that I should take the lead in deciding scheduling matters for the MDL as a whole. Of course, I will not make any decisions before conferring with them and hearing from you. Each judge may set particular deadlines in tracks assigned to him or her but will not, without consultation with the rest of us, grant any extensions that would affect the overall schedule for the MDL.

**Recusal issues**

It appears to us that there are two different potential recusal issues presented: (1) the effect of ownership of mutual funds shares that would make the owner a member of a putative plaintiff class, and (2) the effect of ownership of stock in a corporation that runs one of the mutual funds involved in the litigation. We believe these problems can be circumvented (as we understand has been done in other MDLs) by not assigning to a particular transferee judge cases in which he or she has a conflict. We also believe the first problem can be dissolved by a judge's renunciation of any share in a potential class recovery.

If any of you disagree with our analysis of the potential recusal issues, we will hear from you on April 2nd. Also, before assigning particular cases to a particular judge, we will want to make sure that we have complete corporate disclosure lists. We believe we have such lists from the MDL Panel but will take this matter up with you on April 2nd.

**Organization of counsel**

The judge assigned to a particular track will designate lead counsel for plaintiffs and each defendant within the track. After conferring with counsel and if (as appears likely) it seems advisable to do so, the judge will also appoint committees to handle various tasks within each track.

In addition to what might be called "vertical organization" within each track, we anticipate that there will be "horizontal integration" across the tracks. What we presently envision (subject to hearing from you) is the creation of liaison committees for the plaintiffs and defendants for the MDL as a whole. The committees would be composed of representatives from each of the tracks. The chair of each committee (or her or his designee) would be the primary spokesperson for counsel on common issues during hearings, conferences, and other communications with the court.

We do not believe it is practical or necessary to appoint anyone as interim liaison counsel for purposes of the April 2nd hearing. In light of the excellent job you did in organizing and making your presentations during the session of the MDL Panel in Sacramento, we hope you will be able to agree upon the lawyers who should speak at the hearing. No designation of lead counsel for a given track will be made at the initial hearing (although we will, of course, consider any suggestions you may have if you have reached agreement prior to the hearing).

**Scheduling principles**

We will not set a schedule until after the April 2nd hearing. However, we think it useful to outline certain principles we believe (subject to hearing from you) should govern the schedule we ultimately set.

*"Trial-ready" date*. We believe the cases should be ready for trial no later than 2½ years after the scheduling order is entered. (If any of you believe an earlier date is realistic, we would be interested in hearing your views.)

*Early decision on potentially dispositive issues*. Defendants should identify any potentially dispositive issues they believe can be resolved by a motion to dismiss. We plan to decide such issues promptly and to consider whether they are appropriate for interlocutory appeal.

*Avoidance of sequencing*. To keep the proceedings moving along, we want to avoid sequencing the litigation into different phases. For example, unless persuaded to the contrary, we plan to have discovery go forward while motions to dismiss are being briefed, argued, and decided. We also intend to direct all parties to focus (and begin the process of obtaining expert testimony) on damages issues, as well as liability issues, from the outset. We likewise want to encourage the establishment of a structure for mediation so that if and when settlement negotiations become appropriate, unnecessary organizational delay can be prevented.

*Critical breakpoints*. The initial scheduling order should include deadlines for various critical events, including the designation of lead counsel, filing consolidated amended complaints, resolution of motions to dismiss, resolution of class certification issues, a fact discovery deadline, expert disclosure and discovery deadlines, and a summary judgment motions deadline. We ask you to be prepared to discuss at the April 2nd hearing proposed deadlines for these events and any others you believe must be set in the initial scheduling order.

**Possible avoidance of *Lexecon* issues**

We look forward to working with counsel who take a constructive approach to problem-solving. In that regard we would like to discuss with you at the very outset of the MDL the advisability of filing consolidated amended class action complaints in the District of Maryland as a means to avoid potential *Lexecon* issues.

Admission of counsel

Attorneys admitted to practice and in good standing in any United States District Court will be admitted *pro hac vice* in these proceedings. If they previously have entered an appearance in a transferred case, they need not file a motion for such admission in this court. (As discussed in the next section, however, if they wish to participate actively in these proceedings, they will have to register in our CM/ECF system.)

## CM/ECF

All filing and docketing will be done electronically through the CM/ECF system. We will also use CM/ECF to correspond with you on case related matters. You should follow the instructions and rules contained in our CM/ECF Procedures Manual. The manual and updates to it are available on the District of Maryland's website at: www.mdd.uscourts.gov.

We have asked transferor courts not to send their files or documents from the files to Maryland. We want to avoid unnecessary paperwork. We also want your input before finally deciding how the cases should be organized in CM/ECF. Our present thinking is that there should be a separate docket number assigned for each track, rather than a single docket number for the entire MDL. That approach (which perhaps can be conveniently described as creating a separate CM/ECF "galaxy" for each individual track rather than a single CM/ECF "universe" for the MDL as a whole) would make the various dockets easier and quicker to navigate. Moreover, if there is a single docket for CM/ECF purposes, every lawyer will receive electronic notice of every filing in every track, *e.g.*, a lawyer representing a client only against Putnam would receive notices of filing in the suits against all of the other mutual funds. We believe this is unnecessary and would be overly burdensome for you. (Of course, presumably we would have members of the horizontal liaison committees enter their appearances for CM/ECF purposes in all of the tracks so that they will receive all notices.)

Although we have not yet decided how the different tracks should be handled in the CM/ECF system, you may nevertheless now register in our CM/ECF program. If you intend to participate actively in the MDL, we encourage you to register as soon as possible. You may do so on-line at: https://www.mdd.uscourts.gov/attyRegb/attorneyAccess.htm Click on the link for Pro Hac Vice Registration Form, complete the form and click on submit. It may be necessary for court staff to contact you to verify that you are participating in an MDL.

Members of the clerk's office staff will be available at the conclusion of the April 2nd hearing to discuss CM/ECF issues with you and, if time permits, provide training. Additionally, there are regularly scheduled training classes at both the Baltimore and Greenbelt courthouses which you and/or your staff may attend. It is essential that those who will be responsible for electronic filing and docketing fully understand the CM/ECF system and that they be familiar with our practices and procedures.

## MDL website

As I have advised many of you by separate letter, a website particular to MDL-1586 is being created on our court website at www.mdd.uscourts.gov. To access the MDL-1586 website, click on "MDLs" on the left-hand side of the court website. The MDL-1586 website currently contains extremely limited material (this letter and certain court contact information).

However, you can observe the type of information the website eventually will contain by perusing the Microsoft MDL website also contained on the court's website.

### Applicability of Local Rules

Subject to hearing from you, we believe that our Local Rules and the guidelines and procedures provided in its appendices should apply to these proceedings. The rules and guidelines are available on our court website.

### Confidentiality and Sealing Orders

Although perhaps not necessary, it would seem advisable (if possible) for the same form of confidentiality order to be used in all of the cases in all of the tracks. The standard form contained in Appendix D to our Local Rules may provide, at least, a starting point for a common form. We suggest that this may be an issue worthy of consideration by the horizontal liaison committees we anticipate being formed.

We also bring to your attention the procedure for filing sealed documents set forth in Local Rule 105.11 (and the standard form relating to it contained in Appendix D). This procedure is required by Fourth Circuit law.

### Maintenance of time records

Any attorneys who believe they may eventually file a fee petition must maintain full and accurate time records. If any fee applications are ultimately filed, we may require them to be in the format set forth in Appendix B to our Local Rules.

### Monthly telephone conferences

We anticipate that each of us will hold monthly telephone conferences with counsel in the cases respectively assigned to us. During those conferences we will discuss with you scheduling and other administrative matters and resolve routine disagreements that may have arisen.

### Payment for transcripts

We would like to consider the establishment of an arrangement whereby court reporters are adequately and fairly compensated for the work they will do while, at the same time, we assure that transcripts are made publicly available on a timely basis. In several past MDLs those twin goals have been accomplished by counsel agreeing to pay court reporters for an agreed number of copies prior to the placement of a transcript on the public record. We would like to discuss with you the advisability of adopting a similar practice in this MDL, subject to any policy the Judicial Conference may eventually adopt.

### Internet depositions

In MDL-1355, *the Propulsid Products Liability Litigation*, Judge Eldon E. Fallon has utilized a means for depositions to be taken over the internet. Information relating to this practice can be obtained on the website for the Eastern District of Louisiana: www.edla.uscourts.gov. We do not know whether internet depositions would be useful in MDL-1586 but mention the practice to you for your consideration and discussion.

Although, as I mentioned earlier, we are not designating interim lead counsel, we would appreciate as many of you conferring with one another as possible in order to prepare for the April 2nd hearing. We also invite you to submit by letter in advance of the hearing any views you have on the topics I have outlined as well as any other topics you suggest be considered at the hearing. If possible, we ask that you make your submissions on or before March 25, 2004. You may email them to me at MDD_JFMChambers. I will forward them to Judges Blake, Davis, and Stamp.

We look forward to meeting with you on April 2nd.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.
Robert Cahn, Esq.
Felicia Cannon, Clerk
Fran Kessler, Chief Deputy
Claudia Gibson, Docketing Supervisor

DYER & SHUMAN, LLP
ATTORNEYS AT LAW
801 EAST 17TH AVENUE
DENVER, COLORADO 80218-1417

ROBERT J. DYER III
E-MAIL: RJDIII@DYERSHUMAN.COM

TELEPHONE (303) 861-3003
FACSIMILE: (303) 830-6920

March 11, 2004

VIA FACSIMILE & ELECTRONIC MAIL

Honorable J. Frederick Motz
United States District Court - District of Maryland
101 West Lombard Street
Baltimore, MD 21201
Facsimile: (410) 962-2698
Email: JFMChambers@MDD.uscourts.gov

Re: MDL-1586 - *In re Mutual Funds Investment Litigation*
* * * *
U.S.D.C. Colorado / Civil Action No. 03-B-1909 (OES) -
*Vivian Bernstein v. Janus Capital Management, LLC, et al.*
U.S.D.C. Colorado / Civil Action No. 03-B-1966 (OES) -
*Richard E. Kaufman v. Janus Capital Group, Inc., et al.*
U.S.D.C. Colorado / Civil Action No. 04-MK-0281 (PAC) -
*Joel Goodman v. Invesco Funds Group, Inc., et al.*
U.S.D.C. Colorado / Civil Action No. 04-MK-0360 -
*Carl E. Vonder Haar, et al. v. Invesco Funds Group, Inc., et al.*

Dear Judge Motz:

In your February 20, 2004 letter, you invited counsel to suggest additional topics for consideration at the April 2, 2004 initial hearing. My firm represents several plaintiffs who, in recent months, filed complaints in Colorado state court asserting exclusively state law claims against Janus Capital Group and Invesco Funds Group, among others. In each instance, the defendants removed the cases to federal court asserting federal jurisdiction under the Securities Litigation Uniform Standards Act of 1998. These state actions have already been transferred or will likely be transferred as potential "tag-along" actions. Plaintiffs are now seeking remand and the motions will be fully briefed in the coming weeks.

We believe that there are dozens of similar improperly-removed state cases, if not substantially more. Since this issue of remand was not addressed by the MDL Panel in its

Exhibit C

February 20, 2004 order, it remains an area of great concern for those state plaintiffs trapped in the federal case consolidation. We respectfully submit that promptly resolving the outstanding motions to remand is of utmost importance and should be a topic for consideration at the April 2nd hearing. Indeed, it would be a waste of everyone's time and effort to go forward with establishing lead counsel and litigation committees, and deciding important scheduling matters, when many of the consolidated cases may soon be remanded back to state court.

We look forward to participating in the April 2, 2004 conference and working cooperatively with the Court and parties to resolve the difficult issues associated with multidistrict litigation.

Very truly yours,

Robert J. Dyer III

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.
All Counsel on MDL-1586 Service & Supplemental Lists

MDL 1586



(9)

*DOCKET NO. 1586*

***BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION***

***IN RE MUTUAL FUNDS INVESTMENT LITIGATION.***

***(SEE ATTACHED SCHEDULE)***

***CONDITIONAL TRANSFER ORDER (CTO-2)***

On February 20, 2004, the Panel transferred 91 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. Since that time, 152 additional actions have been transferred to the District of Maryland. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ___F.Supp.2d___ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck
Michael J. Beck
Clerk of the Panel

PLEADING NO. 108



Exhibit D

## SCHEDULE CTO-3 - TAG ALONG CASES
## DOCKET NO. 1586
## IN RE MUTUAL FUNDS INVESTMENT LITIGATION

| DISTRICT | DIV. | CIVIL ACTION# | CASE CAPTION |
|---|---|---|---|
| CALIFORNIA NORTHERN | | | |
| CAN | 3 | 04-542 | Lee K.W. Lum v. Franklin Resources, Inc., et al. |
| CAN | 3 | 04-584 | Frederic Ian Fischbein, etc. v. Franklin Age High Income Fund, et al. |
| CAN | 3 | 04-598 | Catherine Dukes v. Franklin Age High Income Fund, et al. |
| CAN | 3 | 04-822 | Ryan Moskey, et al. v. Franklin Resources, Inc., et al. |
| CAN | 3 | 04-633 | Stephen Alexander v. Franklin Age High Income Fund, et al. |
| COLORADO | | | |
| CO | 1 | 04-153 | Jonathan Gallo v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-152 | Robert B. Ballagh, Jr. v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-261 | Joel Goodman v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-560 | Carl E. Vander Fluet, et al. v. Invesco Funds Group, Inc., et al. |
| DELAWARE | | | |
| DE | 1 | 04-71 | Sylvia Valla, etc. v. Janus Capital Group, Inc., et al. |
| FLORIDA MIDDLE | | | |
| FLM | 8 | 04-349 | Glenn Barr v. Franklin Age High Income Fund, et al. |
| KANSAS | | | |
| KS | 2 | 04-2091 | Julie Parish, etc. v. Marsh & McLennan Co., et al. |
| KS | 2 | 04-2072 | Julie Parish, etc. v. Alliance Capital Management Holding, L.P., et al. |
| MASSACHUSETTS | | | |
| MA | 1 | 04-10187 | Edward L. Segal, et al. v. Putnam Investment Management, Inc., et al. |
| MA | 1 | 04-10219 | Simon Denenberg, etc. v. Putnam Investment Management, Inc., et al. |
| MA | 1 | 04-10405 | Steven B. Hirsch, etc. v. Columbia Acorn Fund, et al. |
| NEVADA | | | |
| NV | 2 | 04-146 | Howard Jaffe v. Mutual Beacon Fund, et al. |
| NV | 2 | 04-134 | Jeffrey Benard v. Daniel G. Calugar, et al. |
| NEW YORK EASTERN | | | |
| NYE | 1 | 04-409 | Douglas A. Hinton, etc. v. Deutsche Bank AG, et al. |
| NYE | 2 | 03-6233 | Simon J. Denenberg v. Alliance Capital Management, LP, et al. |
| NEW YORK SOUTHERN | | | |
| NYS | 1 | 03-8775 | Eileen Clancy v. Strong Advisor Common Stock, et al. |
| NYS | 1 | 03-8994 | Lori Weinrib v. Strong Financial Corp., et al. |
| NYS | 1 | 03-10380 | John Li, etc. v. John D. Carifa, et al. |
| NYS | 1 | 04-100 | Jean Osmid v. AllianceBernstein Technology Fund, Inc., et al. |
| NYS | 1 | 04-239 | Jo-Anne R. Schneider v. AllianceBernstein Growth & Income Fund, Inc., et al. |
| NYS | 1 | 04-353 | Frank A. Wand, Jr. v. Marsh & McLennan Companies, Inc., et al. |
| NYS | 1 | 04-441 | John B. Gruml, et al. v. The Charles Schwab Corp., et al. |
| NYS | 1 | 04-492 | Lori Weinrib v. Invesco Funds Group, Inc., et al. |
| NYS | 1 | 04-520 | Michael Smith v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-578 | Michael Malone v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-605 | John Driscoll v. Deutsche Bank AG, et al. |
| NYS | 1 | 04-667 | Mike Abend v. Scudder 21st Century Growth Fund, et al. |

SCHEDULE OF ACTIONS (CTO-2) - DOCKET NO. 1586



| DISTRICT | DIV. | CIVIL ACTION# | |
|---|---|---|---|
| NYS | 1 | 04-713 | Elaine Cheny v. Invesco Advantage Health Sciences Fund, et al. |
| NYS | 1 | 04-915 | Scott Waldman v. Invesco Funds Group, Inc., et al. |
| NYS | 1 | 04-943 | Vincent Bonomo v. Marsh & McLennan Companies, Inc., et al. |
| NYS | 1 | 04-1044 | Flex Derivative Traders v. Marsh & McLennan Companies, et al. |
| NYS | 1 | 04-1072 | Joanne Adams v. Putnam American Government Income Fund, et al. |
| NYS | 1 | 04-1181 | Aaron Walker, et al. v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1335 | Karen M. McLaren v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1330 | Hugh Sheckey Barlo v. Franklin Resources, Inc., et al. |
| NYS | 1 | 04-1331 | Mike Amaral v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1400 | Alfred Deiron v. Scudder Advisor Funds, et al. |
| NYS | 1 | 04-1404 | Benny Chin v. Scudder 21st Century Growth Fund, et al. |

VERMONT

| | | | |
|---|---|---|---|
| VT | 1 | 04-23 | Kavab S. Shahi, et al. v. Putnam Investments |

WISCONSIN EASTERN

| | | | |
|---|---|---|---|
| WIE | 2 | 03-1269 | Jeffrey W. Bader, et al. v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 04-123 | Sarah Rose Trust, etc. v. Strong Financial Corp., et al. |

3

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

NOV 18 2003

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

Civil Case No. 03-B-1965 (OES)

WILLIAM SILVERMAN, on behalf of himself and all others similarly situated,

Plaintiff,

v.

JANUS CAPITAL GROUP, INC.;
JANUS CAPITAL CORPORATION;
JANUS CAPITAL MANAGEMENT, LLC;
JANUS INVESTMENT FUND; and
DOE defendants 1-20,

Defendants.

## ORDER

Before me are "Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By The Judicial Panel On Multidistrict Litigation," "Plaintiff's Motion To Remand," "Plaintiff's Memorandum of Points and Authorities in Opposition to Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multidistrict Litigation" and "Defendants' Joint and Consolidated Reply in Support of Motion to Stay Proceedings and Opposition to Plaintiff's Motion to Remand." Upon consideration of the points and authorities submitted by the parties, I conclude that the motion to stay should be granted and that all matters, including the plaintiff's motion to remand should be stayed. Accordingly,

IT IS ORDERED that the Motion to Stay is GRANTED and all matters, including the Motion to Remand in this action are STAYED pending a transfer decision by the Judicial



20

Exhibit E

Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

Dated: November 18, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

**CERTIFICATE OF SERVICE**

Civil Case No. 03-B-1965 (OES)

The undersigned certifies that a copy of the foregoing Order was served on Nov. 18, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
**D. C. Box 18**

Dale R. Harris, Esq.
Davis Graham & Stubbs
**D. C. Box 3**

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Joseph J. Zonies, Esq.
Stuart A. Kritzer, Esq.
Kritzer/Zonies, LLC
1140 E. Nineteenth Ave., 3rd Fl.
Denver, CO 80203-1013

Richard M. Heinmann, Esq.
Robert J. Nelson, Esq.
Joy A. Kruse, Esq.
Bruce W. Leppla, Esq.
Lieff, Cabraser, Heimann & Bernstein
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

David Dansky, Esq.
Chambers Dansky & Mulvahill
1601 Blake Street, Suite 300
Denver, CO 80202

Kip B. Shuman, Esq.
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218-1417

Sandy A.Liebhard, Esq.
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street, 22nd Floor
New York, NY 10016

Jules Brody, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss, Esq.
Weiss & Yourman
551 Fifth Avenue, Suite 1600
New York, NY 10017

Douglas M. McKeige, Esq.
Bernstein Litowitz Berger, etc.
1285 Avenue of the Americas
New York, NY 10019

Blair A. Nicholas, Esq.
Bernstein Litowitz Berger, etc.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

Richard A. Lockridge, Esq.
Lockridge Grindal Nauen, LLLP
100 Washington Ave. South, Suite 2200
Minneapolis, MN 20003

Deputy Clerk

3

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

NOV 18 2003

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

Civil Case No. 03-B-1966 (OES)

RICHARD E. KAUFMAN, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

JANUS CAPITAL GROUP, INCORPORATED;
JANUS CAPITAL MANAGEMENT, LLC;
JANUS HIGH-YIELD FUND; and
JANUS MERCURY FUND,

Defendants.

## ORDER

Before me are "Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By The Judicial Panel On Multidistrict Litigation," "Plaintiff's Motion To Remand," "Plaintiff's Memorandum of Points and Authorities in Opposition to Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multidistrict Litigation" and "Defendants' Joint and Consolidated Reply in Support of Motion to Stay Proceedings and Opposition to Plaintiff's Motion to Remand." Upon consideration of the points and authorities submitted by the parties, I conclude that the motion to stay should be granted and that all matters, including the plaintiff's motion to remand should be stayed. Accordingly,.

IT IS ORDERED that the Motion to Stay is GRANTED and all matters, including the Motion to Remand in this action are STAYED pending a transfer decision by the



17

Exhibit F

Judicial Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

DATED: November 18, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF SERVICE

Civil Case No. 03-B-1966 (OES)

The undersigned certifies that a copy of the foregoing Order was served on November 18, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
D. C. Box 18

Dale R. Harris, Esq.
Davis Graham & Stubbs
D. C. Box 3

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Joseph J. Zonies, Esq.
Stuart A. Kritzer, Esq.
Kritzer/Zonies, LLC
1140 E. Nineteenth Ave., 3rd Fl.
Denver, CO 80203-1013

Richard M. Heinmann, Esq.
Robert J. Nelson, Esq.
Joy A. Kruse, Esq.
Bruce W. Leppla, Esq.
Lieff, Cabraser, Heimann & Bernstein
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

David Dansky, Esq.
Chambers Dansky & Mulvahill
1601 Blake Street, Suite 300
Denver, CO 80202

Kip B. Shuman, Esq.
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218-1417

Sandy A. Liebhard, Esq.
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street, 22nd Floor
New York, NY 10016

Jules Brody, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss, Esq.
Weiss & Yourman
551 Fifth Avenue, Suite 1600
New York, NY 10017

Douglas M. McKeige, Esq.
Bernstein Litowitz Berger, etc.
1285 Avenue of the Americas
New York, NY 10019

Blair A. Nicholas, Esq.
Bernstein Litowitz Berger, etc.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

Richard A. Lockridge, Esq.
Lockridge Grindal Nauen, LLLP
100 Washington Ave. South, Suite 2200
Minneapolis, MN 20003

Deputy Clerk

3

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO
NOV 25 2003
GREGORY C. LANGHAM
CLERK

Civil Case No. 03-B-2309 (OES)

BRENDA C. VANN, on Behalf of all Others Similarly Situated,

Plaintiff,

v.

JANUS CAPITAL GROUP INC., et al.

Defendants.

---

ORDER

---

Pending before me is the Janus-Entity Defendants' Motion To Stay Proceedings Pending A Transfer Decision By The Judicial Panel On Multidistrict Litigation." Numerous actions have been filed in this and other districts against Janus Fund entities asserting common core operative facts and legal theories seeking damages or restitution allegedly caused by "Market Timing" trades of shares in Janus Funds managed by Janus Capital. There is pending a transfer decision by the Judicial Panel on Multidistrict Litigation. In multiple related actions pending before me, I have uniformly granted motions by defendants to stay the action pending a transfer decision by the Judicial Panel on Multidistrict Litigation. The motions to stay and the oppositions to them, if any, are consistently common. Accordingly, being sufficiently advised, although there is no response to the motion to stay in the above captioned matter now pending, I conclude that the above action should be stayed pending a transfer decision by the Judicial Panel on Multidistrict Litigation.



7

Exhibit G

IT IS THEREFORE ORDERED that all matters are STAYED pending a transfer decision by the Judicial Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

DATED: November 25, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

**CERTIFICATE OF SERVICE**

Civil Case No. 03-B-2309 (OES)

The undersigned certifies that a copy of the foregoing Order was served on Nov. 25, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
**D. C. Box 18**

Dale R. Harris, Esq.
Davis Graham & Stubbs
**D. C. Box 3**

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Daniel M. Reilly, Esq.
Larry Pozner, Esq.
Julie M. Williamson, Esq.
Barbara Blumenthal, Esq.
Tobin Kern, Esq.
Hoffman Reilly Pozner & Williamson
511 16th Street, Suite 700
Denver, CO 80202

Neil Hillyard, Esq.
Daniel Sloane, Esq.
Hillyard, Wahlberg, Kudla & Sloane
544 DTC Parkway
Englewood, CO 80111

Mark Perry, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

Cathy Pearson
Deputy Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DOC #6

ISIDORE ZIMMERMAN, PETER BALKHEIMER, CHRISTINE BALKHEIMER, and JEFFREY BENJAMIN C/F ALEXANDRA BENJAMIN, On Behalf of Themselves and All Others Similarly Situated,

Plaintiff,

-against-

THOMAS H. BAILEY, WILLIAM F. McCALPIN, JOHN W. McCARTER, JR., DENNIS B. MULLEN, JAMES T. ROTHE, WILLIAM D. STEWART, MARTIN H. WALDRINGER, KATHERINE A. CATTANACH, HARRY T. LEWIS, JR., MICHAEL OWEN, ALBERT C. YATES, THOMAS A. EARLY, ANITA C. FALICIA, BONNIE M. HOWES, DAVID R. KOWALSKI, LOREN M. STARR, HEIDI J. STARR, HEIDI J. WALTER, JANUS CAPITAL MANAGEMENT, LLC and JANUS INVESTMENT FUND,

Defendants.

03 Civ. 7910 (MBM)

ORDER

MICHAEL B. MUKASEY, U.S.D.J.

The order embodies decisions taken at pre-trial conference held on October 28, 2003, as follows:

(1) The Janus defendants' unopposed motion to admit Mark Perry, of Gibson Dunn & Crutcher, 1050 Connecticut Avenue, N.W., Washington D.C. 20036, pro hac vice is granted.

(2) Defendants' motion to stay the above-captioned case pending a transfer decision by the Judicial Panel on Multi-



Exhibit H

District Litigation is granted.

SO ORDERED.

Michael B. Mukasey,
U.S. District Judge

Dated: New York, New York
October 29, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Honorable Marcia S. Krieger

Case No. 04-MK-0281 (PAC)

JOEL GOODMAN, on behalf of himself and all others similarly situated,

Plaintiff,

v.

INVESCO FUNDS GROUP, INC., and
RAYMOND R. CUNNINGHAM,

Defendants.

---

**PLAINTIFF'S NOTICE OF WITHDRAWAL OF MOTION TO REMAND DATED MARCH 15, 2004**

---

Plaintiff Joel Goodman, by and through his undersigned counsel, hereby withdraws his Motion to Remand dated March 15, 2004, without prejudice.

Dated: April 2, 2004

**DYER & SHUMAN, LLP**

Robert J. Dyer III
Jeffrey A. Berens
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003
Fax: (303) 830-6920

*Attorneys For Plaintiff Joel Goodman*

Exhibit J

CERTIFICATE OF SERVICE

I hereby certify that true and correct copies of the foregoing PLAINTIFF'S NOTICE OF WITHDRAWAL OF MOTION TO REMAND DATED MARCH 15, 2004 were served by facsimile and by depositing same in the United States mail, first-class postage prepaid, on this 2nd day of April 2004 addressed to the following:

*Attorneys for Defendant INVESCO Funds Group, Inc.:*

Eric J. Moutz
HOGAN & HARTSON LLP
1470 Walnut Street, Suite 200
Boulder, CO 80302
Facsimile: (720) 406-5301

Daniel F. Shea
HOGAN & HARTSON LLP
1200 Seventeenth Street
Denver, CO 80202
Facsimile: (303) 899-7333

Robert N. Shwartz
Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Facsimile: (212) 521-6836

*Attorneys for Defendant Raymond R. Cunningham:*

Daniel J. Fetterman
KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
1633 Broadway
New York, NY 10019
Facsimile: (212) 506-1800

RECEIVED APR 16 2004

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**[PROPOSED] ORDER GRANTING DEFENDANT'S SECOND CORRECTED MOTION TO STAY PROCEEDINGS PENDING A TRANSFER DECISION BY THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION**

---

**THIS MATTER** comes before the Court pursuant to Defendant INVESCO Funds Group, Inc.'s Seccond Corrected Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multi-District Litigation filed April 12, 2004.

Based upon the pleadings and record herein, the Court hereby stays all proceedings in this matter pending the MDL Panel's decision on transfer.

Dated this ___ day of April, 2004.

**BY THE COURT:**

______________________________
Marcia S. Krieger
United States District Judge

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO**

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**DEFENDANT INVESCO FUNDS GROUP, INC.'s REPLY MEMORADUM IN SUPPORT OF ITS MOTION TO DISMISS**

---

Defendant INVESCO Funds Group, Inc. ("Defendant"), through its undersigned counsel, hereby files its reply memorandum in support of Defendant's Motion to Dismiss, as follows:[1]

1. Plaintiff's case is removable under the Securities Litigation Uniform Standards Act of 1998, 15 U.S.C. §§ 77p, 78bb(f) ("SLUSA"), and subject to immediate dismissal, 15 U.S.C. §§ 77p(c), 78bb(f)(2); *Riley v. Merrill Lynch, Pierce, Fenner &*

---

1 On April 2, 2004, undersigned counsel filed an unopposed motion to extend the time to file this reply from April 2, 2004 until today. A copy of that motion is attached hereto as Exhibit A.

*Smith, Inc.*, 292 F.3d 1334, 1341 (11th Cir.), *cert. denied*, 537 U.S. 950 (2002) (under SLUSA, removal must be followed by "immediate dismissal" of the case).

2. SLUSA provides for preemption wherever a lawsuit is (1) a "covered class action;" (2) the plaintiffs' claims are based on state law; (3) one or more "covered securities" has been purchased or sold; and (4) the defendant is alleged to have misrepresented or omitted a material fact in connection with the purchase and sale of such security. *See Riley*, 292 F.3d at 1342 (outlining four elements of SLUSA). The only aspect of SLUSA preemption that Plaintiffs challenge in the Opposition to Motion to Dismiss is the requirement that the action is "in connection with the sale or purchase" of a security.[2]

3. Plaintiffs attempt to argue that the original complaint "asserted claims on behalf of securities holders only, and none of the claims arose from purchasers and sales." Plaintiffs' Opposition to Motion to Dismiss ("Pls. Opp.") at 9. Plaintiffs acknowledge, however, that they can make this assertion only by ignoring purportedly

[2] On March 11, 2004, Plaintiffs filed an Amended Class Action Complaint for Violation of State Law ("Amended Complaint") in this federal court. Plaintiffs' Amended Complaint is a transparent effort to evade the preemptive reach of SLUSA in order to achieve remand. For that reason, Defendant will address the Amended Complaint – and why Plaintiffs' attempted end-run around SLUSA is ineffective – in their Opposition to Plaintiffs' Motion to Remand, which is scheduled to be filed on April 12, 2004. This reply brief is directed solely at the original complaint filed in this action. *Cf. Pfeiffer v. Hartford Ins. Co.*, 929 F.2d 1484, 1489-90 (10th Cir. 1991) ("[P]ropriety of removal is judged on the complaint as it stands at the time of removal"). Of course, Plaintiffs have effectively conceded that the original complaint is subject to SLUSA, by virtue of amending that complaint solely and entirely to try to avoid the Congressional mandate that actions like this one be brought in federal court pursuant to federal law.

"superfluous language in the complaint" that even Plaintiffs admit may be read "to inject purchaser claims into plaintiffs' holder claims" *Id.* Indeed, the only possible reading of Plaintiffs' Complaint is that it asserts claims arising in connection with the purchase and sale of securities. *See*, *e.g.*, Complaint ¶¶ 32 (alleging "acqui[sition of] shares pursuant to" misleading prospectus), 37 (alleging "purchase[s] and sale[s] of shares of the Invesco funds"), 41 (class defined to include "persons who owned shares" of Invesco securities which necessarily includes purchasers of such securities). Nothing in SLUSA permits Plaintiffs to blindfold the court to particular allegations to avoid preemption and dismissal. *See Feitelberg v. Merrill Lynch*, 234 F. Supp. 2d 1043, 1047-49 (N.D. Cal. 2002) (SLUSA "should be interpreted broadly" to "prevent plaintiffs from seeking to evade the protection that federal law provides against abusive litigation by filing suit in state court rather than federal court.") (citations omitted). To the contrary, SLUSA directs courts to ignore formalistic labels in order to determine the real nature of Plaintiffs' claims. *Id.* at 1051 ("[I]f it looks like a securities fraud claim, sounds like a securities fraud claim and acts like a securities fraud claim, it is a securities fraud claim, no matter how you dress it up"). When all of the allegations – including those whose existence Plaintiffs would prefer to deny – are taken into consideration, it is apparent that Plaintiffs' class action is precisely the type of litigation that SLUSA was enacted to target.

4. Plaintiffs' allegations readily satisfy the "in connection with purchase or sale" aspect of SLUSA preemption. The complaint actually explicitly invokes such a connection, alleging

> each defendant is liable for: (i) *making false statements, or for failing to disclose materially adverse facts* ***in connection with the purchase or sale of shares of the INVESCO Funds***, or otherwise; and/or (ii) participating in a scheme to defraud and/or a course of business that *operated as a fraud or deceit on purchasers* of the INVESCO Funds shares during the Class Period... .

Complaint ¶ 37 (emphasis added). In addition to this explicit affirmation, the entire gravamen of Plaintiffs' Complaint is all about the purchase or sale of securities, and references to purchases and sales of securities permeate the Complaint. *See*, *e.g.*, Complaint ¶¶ 1-4 (summarizing claims as focusing on allegedly impermissible "trading" that disadvantaged Plaintiffs), 11-18 (summarizing "late trading" and "timed trading" that allegedly harmed Plaintiffs), 32 (alleging that Plaintiffs relied on misleading prospectuses in "acquir[ing] shares" in Invesco Funds). Moreover, Plaintiffs reaffirmed in their brief in opposition to Defendant's motion to dismiss, that their claims arise from "trading practices" – that is, purchases and sales of securities – by certain "favored mutual-fund investors . . . that violated the rules established by defendants to govern trades in the mutual funds." Pls. Opp. at 2.

5. Defendant will not repeat the unrebutted arguments in its Notice of Removal filed on February 27, 2004, and incorporated into its Motion to Dismiss filed on the same date, establishing that Plaintiffs' complaint alleges misrepresentation or omissions on the part of Defendant "in connection with purchase or sale" and respectfully refers to the Court to that document. *See* Notice of Removal ¶¶ 8-9, 13-14; Motion to Dismiss ¶ 2 (incorporating Notice of Removal).

WHEREFORE, for the reasons stated herein and in Defendant's Notice of Removal, Defendant respectfully requests that the Court dismiss Plaintiffs' claims pursuant to Fed. R. Civ. P. 12(b)(6) and 15 U.S.C. §§ 77p(c), 78bb(f)(2) for failure to state a claim upon which relief can be granted and award Defendant such other relief as the Court deems just and proper.

Dated: April 5, 2004

Daniel F. Shea
Andrew R Shoemaker
Eric J. Moutz
HOGAN & HARTSON, LLP
1200 Seventeenth Street
Denver, CO 80202
303-899-7300 (T)
303-899-7333 (F)

*Attorneys for Defendants INVESCO Funds Group, Inc.*

Of Counsel:

DEBEVOISE & PLIMPTON, LLP
Robert N. Shwartz
Maura K. Monaghan
919 Third Avenue
New York, NY 10022
212-909-6000 (T)
212-521-6836 (F)



21697530v2

## CERTIFICATE OF SERVICE

I HEREBY CERTIFY that a copy of the foregoing Reply Memorandum in Support of Motion to Dismiss was furnished to counsel for plaintiffs, by hand, at the address set forth below:

Robert J. Dyer III, Esq.
Jeffery A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
Paul, Hastings, Janofsky & Walker
3579 Valley Centre Drive
San Diego, California 92130
858-720-2525 (T)
858-720-2555 (F)

this 5th day of April 2004.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**UNOPPOSED MOTION FOR EXTENSION OF TIME UNTIL APRIL 5, 2004 TO FILE REPLY IN SUPPORT OF MOTION TO DISMISS**

---

Defendant INVESCO Funds Group, Inc. (the "INVESCO") hereby moves the Court for an extension of time until April 5, 2004 to file a reply in support of its motion to dismiss. INVESCO states as follows in support of its Motion:

1. INVESCO's reply in support of its motion to dismiss is currently due April 2, 2004. INVESCO hereby requests that the Court grant it until April 5, 2004 to file this reply;

2. This extension will not prejudice the parties, cause undue delays, or require any change in the Court's calendar. Furthermore, INVESCO expects that the above-captioned action will be transferred to the District of Maryland by the MDL Panel in the near future thereby obviating any need for this Court to address its Motion to Dismiss;

3. Counsel for INVESCO has consulted with Plaintiff's counsel concerning this motion and Plaintiff's counsel does not oppose the extension sought herein.

Dated: April 2, 2004

**HOGAN & HARTSON L.L.P.**

Daniel F. Shea
Andrew R. Shoemaker
Eric J. Moutz
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300 (telephone)
(303) 899-7333 (fax)

**DEBEVOISE & PLIMPTON LLP**
Robert N. Shwartz
Maura K. Monaghan
919 Third Avenue
New York, New York 10022
(212) 909-6000 (telephone)
(212) 909-6836 (fax)

*Attorneys for Defendants*
*Invesco Funds Group, Inc.*

## CERTIFICATE OF SERVICE

I HEREBY CERTIFY that copies of the foregoing **Unopposed Motion For Extension of Time Until April 5, 2004 to File Reply in Support of its Motion to Dismiss** and **[Proposed Order] Unopposed Motion For Extension of Time Until April 5, 2004 to File Reply in Support of its Motion to Dismiss** were furnished to counsel for plaintiffs, by hand, at the address set forth below:

Robert J. Dyer III, Esq.
Jeffery A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
Paul, Hastings, Janofsky & Walker
3579 Valley Centre Drive
San Diego, California 92130
(858) 720-2525(T)
(858) 720-2555(F)

Roger P. Thomasch, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1225 17th Street, Suite 2300
Denver, Colorado 80202-5596
Telephone: (303) 299-7301
Fax: (303) 382-4601

this 2nd day of April 2004.

____________________

FILED
U.S. DISTRICT COURT
DISTRICT OF COLORADO

2004 APR 16 PM 1:05

GREGORY C. LANGHAM
CLERK

BY ______________ DEP. CLK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiffs,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

---

**DEFENDANT'S SECOND CORRECTED MOTION TO STAY PROCEEDINGS PENDING A TRANSFER DECISION BY THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION**

---

Defendant INVESCO Funds Group, Inc. ("Defendant" or "INVESCO"), through its undersigned counsel, respectfully submits this memorandum of points and authorities in support of its motion to stay all proceedings in the above-captioned action pending a transfer decision by the Judicial Panel on Multidistrict Litigation (the "MDL Panel").

**Preliminary Statement**

This is one of hundreds of "market timing" lawsuits filed over the last six months in state and federal courts across the country against mutual fund companies and related entities. The MDL Panel has already transferred (conditionally or finally) over 400 such actions – including this one – to the United States District Court for the District of Maryland (the "MDL Court") for consolidated or coordinated pre-trial proceedings. Plaintiffs have indicated that they will move to vacate the MDL Panel's conditional transfer order and urge this Court to rule on their pending motion to remand, presumably in the hope that the Court will remand this action to state court before the MDL Panel has an opportunity to transfer the case to the MDL Court.[1]

The remand motion that Plaintiffs would have this Court decide turns on a question common to many cases in this MDL that were originally filed in state court: whether the removal provisions of the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78p(c), can be defeated by pleading a class purporting to consist of "holders" of mutual fund shares. *See* Plaintiffs' Motion to Remand; Defendant's Opposition thereto. The MDL Court has indicated its desire to resolve this and other cross-cutting issues concerning remand on a prompt and consistent basis for all transferred cases and has already set a briefing schedule for an "omnibus" remand motion. *See* Letter from Hon. Frederick J. Motz, MDL Court, to Counsel (April 5, 2004) (attached hereto as Exhibit A) (setting hearing date of May 21, 2004 on omnibus remand

1 Counsel for Defendants have conferred with Plaintiffs' counsel concerning the relief sought in this motion but was unable to reach an agreement with them to stay this matter as requested herein.

motions). Plaintiffs want to avoid this, apparently believing that adjudication by the MDL Court on a consistent basis will not be in their interest.

This "forum shopping" strategy cannot justify a potentially needless expenditure of judicial and party resources. To promote judicial economy, ensure consistent adjudication of important pre-trial issues, and avoid prejudice to either Plaintiffs or Defendant, this action – including Plaintiffs' remand motion – should be stayed until the MDL Panel addresses the fundamental question of where this case should be heard.

## I. STATEMENT OF FACTS

This case was filed in Denver district court on February 3, 2004. On February 20, 2004, while this case was still pending in state court, the MDL Panel ordered that cases then before the Panel based on alleged "market timing" and/or "late trading" be transferred to the United States District Court for the District of Maryland for consolidated or coordinated pre-trial proceedings. MDL-1586, *In re Mutual Funds Investment Litigation*, MDL Panel Order dated Feb. 20, 2004, at 2. The MDL Panel concluded, among other things, that

> [c]ongregating these mutual fund market timing/late trading actions [in the District of Maryland] is necessary to avoid duplication of discovery, prevent inconsistent or repetitive pretrial rulings, and conserve the resources of the parties, their counsel and the judiciary.

*Id.*

Defendant removed this action to this Court and moved to dismiss under SLUSA on February 27, 2004. The following week, on March 3, Defendant noticed this action as a "tag-along" action and candidate for transfer to the MDL pursuant to J.P.M.L. R. Pro. 7.4.

On March 11, the MDL Court solicited counsels' views on organizational issues in advance of a scheduled April 2 organizational conference. *See* Letter from Hon. Frederick Motz, MDL Court, to Counsel (February 20, 2004) (attached as Exhibit B). Robert J. Dyer III, Esq., co-counsel for Plaintiffs in this action, submitted a letter to the MDL Court concerning this and three other actions then pending in this Court. *See* Letter from Robert J. Dyer III, Esq., Dyer & Shuman, LLP, to Hon. Frederick J. Motz, MDL Court (Mar. 11, 2004) (attached hereto as Exhibit C). Mr. Dyer noted that the defendants in each case had removed the actions to federal court under the removal provisions of SLUSA and that plaintiffs were seeking remand.[2] He then stated:

> We believe that there are dozens of similar improperly-removed state cases, if not substantially more. . . . We respectfully submit that promptly resolving the outstanding motions to remand is of utmost importance and should be a topic for conversation at the April 2nd hearing.

*Id.*

---

[2] SLUSA provides for removal to federal court of claims that are styled by the plaintiff as arising under state law, but which rest on allegations of misrepresentations omissions or manipulations in connection with securities. *See, e.g.*, 15 U.S.C. § 78bb(f)(2).

Based on the comments of Mr. Dyer and others, and discussion at the April 2 conference in Baltimore, the MDL Court scheduled briefing on an "omnibus" remand motion concerning cross-cutting legal issues, such as the applicability of SLUSA's removal provisions to these actions. Hearing on that motion is scheduled for May 21 – two weeks before this Court's hearing on Defendant's motion to dismiss Plaintiffs' original complaint. *See* Ex. A.

By order dated April 5, 2004, this action was conditionally transferred to the MDL Court. *See In re Mutual Fund Inv. Litig*, MDL-1586, Conditional Transfer Order (CTO-2) (J.P.M.L. Apr. 5, 2004) (attached hereto as Exhibit D). To date, more than 400 cases in total have been finally or conditionally transferred to the MDL Court as tag-along actions, including 11 cases against INVESCO-related defendants that are or were pending in this Court.[3]

Plaintiffs have indicated that they intend to move to vacate this conditional transfer order. The MDL Panel Rules of Procedure require briefing on that motion to be completed on or before May 30, 2004. J.P.M.L. R. Pro. 7.4(f), 7.2(c) & (d).

3 Those cases are *Ballagh v. INVESCO Funds Group, Inc., et al.*; *Calderon v. AMVESCAP PLC, et al.*; *Ehrlich v. INVESCO Advantage Health Sciences Fund, et al.*; *Fattah v. INVESCO Advantage Health Sciences Fund, et al.*; *Gallo v. INVESCO Funds Group, Inc., et al.*; *Goodman v. INVESCO Funds Group, Inc., et al.*; *Gorsuch v. INVESCO Funds Group, Inc., et al*; *Karlin v. AMVESCAP, PLC, et al.*; *Lepera v. INVESCO Funds Group, Inc., et al.*; *Raver v. INVESCO Funds Group, et al.*; and the instant action.

On March 18, 2004, Plaintiffs' filed a motion to remand based on their Amended Complaint, which had been filed the previous week in the midst of briefing on Defendant's Motion to Dismiss the original complaint. Defendant is today filing an Opposition to Plaintiffs' Motion to Remand and a Motion to Dismiss Plaintiffs' Amended Complaint. Briefing on these interrelated motions will be completed on May 18, 2004.

Defendant has also moved to dismiss Plaintiffs' original complaint. That motion is fully briefed, and the Court has scheduled argument for June 8, 2004.

## II. A COMPLETE STAY OF ALL PROCEEDINGS PENDING A DECISION BY THE PANEL IS WARRANTED

INVESCO seeks a stay of all proceedings in this action, including Plaintiffs' motion to remand, pending the MDL Panel's decision on transfer.

### A. The Court Has Inherent Power To Stay This Action

A district court has inherent power to stay its proceedings. The power to stay is "incidental to the power inherent in every court to control the disposition of the causes on its docket with economy of time and effort for itself, for counsel, and for litigants." *Landis v. North American Co.*, 299 U.S. 248, 254 (1936). This power is indispensable in the MDL context, where courts often use temporary stays to avoid needless expenditure of judicial resources pending MDL transfer decisions. *See, e.g., Rivers v. The Walt*

*Disney Co.*, 980 F. Supp. 1358, 1362 (C.D. Cal. 1997) (noting that "majority of courts" favor stay in interest of judicial economy pending transfer decision by MDL Panel).[4]

The pendency of a remand motion in no way lessens the appropriateness of such a stay. It is established that a challenge to a court's jurisdiction does not prevent that court from managing its docket and determining whether judicial economy and/or similar concerns warrant a temporary stay. *See, e.g., In re Ivy*, 901 F.2d 7, 9 (2d Cir. 1990) (holding that MDL panel has jurisdiction to transfer a case in which a jurisdictional objection is pending because MDL transfer process does not involve decision "going to . . . the merits of a case"); *accord In re Adelphia Communications Corp. Secs. & Derivative Litig.*, 273 F. Supp. 2d 1353, 1355 (J.P.M.L. 2003) (rejecting plaintiffs' objections to transfer based on pending remand motions); *Medical Soc'y v. Connecticut Gen. Corp.*, 187 F. Supp. 2d 89, 90, 92 (S.D.N.Y. 2001) ("[t]he question is not whether there will be a decision on the jurisdictional issue, but rather which court is in the best position to decide it – this Court or the MDL court").

The cases decided to date in the context of this MDL proceeding confirm this principle. INVESCO is aware of no case related to this MDL proceeding in which a

---

4 *See also, e.g., U.S. Bank Nat'l Assoc. v. Royal Indemnity Co.*, Case No. 3:02-CV-0853-P, 2002 WL 31114069, at *2 (N.D.Tex. Sept. 23, 2002) (staying all proceedings to avoid "unnecessary waste of judicial resources"); *Aikins v. Microsoft Corp.*, No. Civ. A. 00-0242, 2000 WL 310391, at *1-2 (E.D. La. Mar. 24, 2000) (same); *Weinke v. Microsoft Corp.*, 84 F. Supp. 2d 989, 990 (E.D. Wis. 2000) (same).

district court has declined to stay a pending remand motion pending a decision by the MDL Panel on transfer to the MDL Court. Several courts, by contrast, have stayed remand motions in cases related to this MDL under those circumstances, including three cases in this District. *See, e.g.*, *Silverman v. Janus Capital Group, Inc.*, No. 03-B-1965 (D. Colo., Nov. 18, 2003) (attached as Exhibit E); *Kaufman v. Janus Capital Group, Inc.*, No. 03-B-1966 (D. Colo., Nov. 18, 2003) (attached as Exhibit F); *Vann v. Janus Capital* Group, No. 03-B-2309 (D. Colo. Nov. 25 & Dec. 4, 2003) (attached as Exhibit G); *Sayegh v. Janus Capital Corp.*, No. 03-CV-8736 (C.D. Cal. Mar. 22, 2004); *see also Zimmerman v. Bailey*, No. 03-CV-7910 (S.D.N.Y., Oct. 29, 2003) (staying all proceedings pending decision on transfer) (attached as Exhibit H).

**B. The Circumstances Strongly Favor A Complete Stay In This Case.**

The balance of equities clearly favors a stay of this action until the MDL Panel rules on Plaintiffs' anticipated motion to vacate the order conditionally transferring this case to the MDL Court.

**1. A Stay Would Promote The Goals Of Judicial Economy And Consistent Adjudication Of Important Pre-Trial Issues.**

In its initial order transferring "market timing" to the MDL Court, the MDL Panel stated in relevant part that congregating "market timing" and "late trading" actions in the District of Maryland was necessary to "conserve the resources of the parties, their counsel and the judiciary" and "prevent inconsistent or repetitive pretrial rulings." *In re Janus Mutual Funds Inv. Litig, et al.*, MDL-1586, Order at 3 (Feb. 20, 2004). Staying this action – including Plaintiffs' pending remand motion – would promote both goals. As stated above, this is one of numerous cases in which plaintiffs have attempted to plead around the federal securities laws by recasting allegations of "late trading" and "market timing" as purported state-law claims on behalf of a "holder" class. These cases involve similar allegations (i.e., claims that a so-called "holder class" was harmed by virtue of "market timing" and/or "late trading" activity), and as such they raise essentially identical questions of SLUSA jurisdiction. Allowing the MDL Court to adjudicate these remand motions would serve the interests of conserving judicial and party resources and reducing the risk of inconsistent rulings.

Granting such a stay would also serve the goals of SLUSA itself. As its name – the Securities Litigation Uniform Standards Act – makes clear, SLUSA was intended to promote consistency and uniformity in national securities litigation. *See, e.g.*, Securities Litigation Uniform Standards Act of 1998, H.R. Conf. Rep. 105 – 803 (Oct. 9, 1998) (SLUSA's dual purposes are "prevent[ing] plaintiffs from seeking to evade the protections that Federal law provides against abusive litigation by filing in State, rather than in Federal, court" and "implement[ing] a uniform law of securities fraud."); *Patenaude v. Equitable Life Assurance*, 290 F.3d 1020, 1026 (9th Cir. 2002) ("When considered in concert, SLUSA, NSMIA and PSLRA demonstrate that Congress intended to provide national, uniform standards for . . . nationally marketed securities").

2. **Plaintiffs Would Not Be Prejudiced By Issuance Of A Stay.**

Plaintiffs would suffer no real prejudice from a stay of this action pending a transfer decision by the MDL Panel. Under the MDL Panel's rules, briefing on any motion Plaintiffs may file to vacate the conditional transfer order must be completed no later than May 30, 2004 – just 12 days after the completion of briefing on Defendant's motion to dismiss the amended complaint. (Defendant's motion to dismiss is essentially the inverse of Plaintiffs' motion to remand, and Defendant respectfully submits that the two should be argued together.)

Although no hearing date has yet been set for either motion, it is a reasonable assumption that, absent a stay, the MDL Panel's hearing on Plaintiffs' motion to vacate the conditional transfer order would occur within the same time frame as this Court's hearing on Plaintiffs' motion to remand. There can be no prejudice to Plaintiffs under those circumstances. If the MDL Panel were to vacate the conditional transfer order relating to this action, this Court could lift the stay and proceed to hear Plaintiffs' motion to remand within days or weeks of the original hearing date. If the MDL Panel were to deny Plaintiff's motion to vacate the conditional transfer order, Plaintiffs could promptly renew their remand motion in the MDL Court, where it would be adjudicated on a basis consistent with other "market timing" cases removed from state court under SLUSA.

Moreover, Plaintiffs' remand motion raises no significant issue of state law but rather turns entirely on the interpretation of SLUSA, as Plaintiffs' memorandum in support of remand makes clear. There is therefore no risk of prejudice to Plaintiffs from having their remand motion addressed by a court outside Colorado. On the contrary, the MDL Court is arguably better positioned than any other court to address the issues presented by Plaintiffs' motion to remand since it has a full view of the issues concerning the application of SLUSA in "market timing" cases. Moreover, Plaintiffs, through Mr. Dyer's letter, participated in the organization process that resulted in the "omnibus" remand motion set forth in the MDL Court's schedule and were not heard to voice any concerns regarding prejudice. To the contrary, Plaintiffs' counsel advocated an early resolution of SLUSA remand issues in the MDL and, in another case in a similar procedural posture pending before this Court, permitted the case to proceed to the MDL for resolution. *Goodman v. INVESCO Funds Group, et al.*, No. 03CV9266 (D. Colo. Mar. 15, 2004) (plaintiff's notice of withdrawal of motion to remand) (attached hereto as Exhibit I).

## Conclusion

For the foregoing reasons, Defendant respectfully requests that the Court stay all further proceedings in this action, including Plaintiffs' motion for remand, pending a final decision on transfer by the Judicial Panel on Multidistrict Litigation.

Dated: April 16, 2004


Daniel F. Shea
Andrew R. Shoemaker
Eric J. Moutz

HOGAN & HARTSON LLP.
1200 Seventeenth Street
Denver, CO 80202
303-899-7300 (T)
303-899-7333 (F)

Attorneys for Defendants INVESCO Funds Group, Inc. and INVESCO Stock Funds, Inc.

Of Counsel:

DEBEVOISE & PLIMPTON
Robert N. Shwartz
Maura Monaghan
Maeve O'Connor
919 Third Avenue
New York, NY 10022
212-909-6000 (T)
212-521-7230 (F)

## CERTIFICATE OF SERVICE

I HEREBY CERTIFY that copies of the foregoing Defendant's Second Corrected Motion to Stay Proceedings Pending a Transfer Decision by the Judicial Panel on Multidistrict Litigation, was furnished to counsel for plaintiffs, at the addresses and by the means set forth below:

via facsimile and U.S. Mail, postage prepaid:

Robert J. Dyer III, Esq
Jeffrey A. Berens, Esq.
DYER & SHUMAN, LLP
801 East 17th Avenue
Denver, Colorado 80218-1417

And to counsel for INVESCO Stock Funds, Inc., by facsimile and Federal Express, at the address set forth below:

William F. Sullivan, Esq.
PAUL, HASTINGS, JANOFSKY & WALKER
3579 Valley Center Drive
San Diego, CA 92130
(858) 720-2525 (T)
(858) 720-2555 (F)

Roger P. Thomasch, Esq.
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1225 17TH Street, Suite 2300
Denver, Colorado 80202-5596
(303) 299-7301 (T)
(303) 382-4601 (F)

this 16th day of April, 2004.

[signature]

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

April 5, 2004

Re: MDL-1586-*In re Mutual Funds Investment Litigation*

Dear Counsel:

This will confirm some of the matters discussed during the organizational meeting held on April 2, 2004.

**Schedule**

*Organization of counsel issues*

| | |
|---|---|
| April 16, 2004 | Deadline for plaintiff's counsel and defense counsel to submit report *re* whether organizational structure has been agreed upon (and, if so, a proposed structure). This report should be sent to my chambers email box, MDD_JFMChambers. |
| April 19, 2004 | Deadline for any counsel who seek to be appointed as lead counsel under the PSLRA to file motion seeking such appointment. (In order to make the record clear and prevent any subsequent objections, these motions are to be filed whether or not plaintiff's counsel have been able to agree upon a proposed organizational structure). |
| April 26, 2004 | Deadline for objections to the motions for appointment as lead counsel |
| May 3, 2004<br>4:00 p.m. | Hearing on motions for appointment as lead counsel. (This hearing will be canceled if it is not necessary to rule on any objections). |

*Remand Issues*

| | |
|---|---|
| April 16, 2004 | Deadline for plaintiffs to file omnibus memorandum in support of motions to remand (Andrew Friedman should take the lead in coordinating the filing of this memorandum. The memorandum should |



Exhibit A

be filed in all of the tracks that have been established by April 16. Mr. Isbister should serve as liaison between Mr. Friedman and the clerk's office for implementing these filings).

| | |
|---|---|
| April 30, 2004 | Deadline for defendants to file omnibus opposition to motions to remand. (Defendants whose cases have not yet been transferred to Maryland may, as *amicus curiae*, file very brief supplemental oppositions raising any issues particular to their own cases. Defense counsel should advise plaintiffs' counsel in the cases not yet transferred that they are filing supplemental memoranda and that the plaintiffs have the right to file very brief replies by May 7, 2004. The omnibus opposition and any supplemental memoranda should be filed in all tracks.) |
| May 7, 2004 | Deadline for plaintiffs to file omnibus reply and for plaintiffs whose cases have not yet been transferred to Maryland to file very brief supplemental replies addressing any particular issues raised by defendants' supplemental memoranda in their cases. (All memoranda should be filed in all tracks). |
| May 21, 2004 at 9:30 a.m. | Hearing on motions to remand. |

*Stay of Discovery Issues*[1]

| | |
|---|---|
| May 28, 2004 | Deadline for plaintiffs to file motion to lift discovery stay in cases instituted under the PSLRA |
| June 18, 2004 | Deadline for defendants to file opposition to plaintiffs' motion and to file cross-motion for protective order in cases not instituted under the PSLRA |

---

[1]The deadlines for defendants' opposition and cross-motions, plaintiffs' opposition/reply, and defendants' reply are based upon the assumption that judges will be available on July 16, 2004. In the event that judges turn out not to be available on July 16, 2004, the briefing schedule can be amended to provide counsel with more time to file their memoranda.

Mr. Friedman, who represents many plaintiffs in state actions that have been remanded and who has opposed discovery stay motions filed by defendants in those actions, indicated he is willing to defer any request for discovery in the state cases until after the hearing on discovery issues in the MDL cases. Unless counsel for other plaintiffs in remanded actions advise us to the contrary immediately, we will assume they too will defer discovery in their cases for the same interim period.

| | |
|---|---|
| June 25, 2004 | Deadline for plaintiffs to file opposition/reply |
| July 2, 2004 | Deadline for defendants to file reply |
| July 16, 2004<br>9:30 a.m. | Hearing (Possible alternative hearing dates, depending upon judges' availability, are July 23, 2004, or August 5, 2004.) |

*Miscellaneous*

| | |
|---|---|
| April 5, 2004 | Deadline for Mr. Perry to submit report *re* states of incorporation of various defendants and recommendations for grouping of defendants. This report, which will help us in deciding what tracks to establish, should be sent to my chambers email box. |
| April 30, 2004 | Deadline for counsel to submit status report *re* whether they have reached agreement on document preservation and confidentiality order |
| May 28, 2004 | Deadline for plaintiffs to file consolidated complaints in Maryland (or consolidated amended complaints in cases that have been transferred to Maryland) |

*Motions to Dismiss*

(Counsel to propose a briefing schedule after lead counsel have been appointed. The schedule will provide for reply memoranda to be submitted no later than September 15, 2004)

| | |
|---|---|
| October 4, 2004<br>9:30 a.m. | Hearing |

**Tracks**

Tracks will be established by families of funds. Subject to the manner in which plaintiffs' counsel are ultimately organized and plaintiffs' claims presented, subtracks will be established within each track for the different types of claims being asserted, e.g., class investor claims and ERISA claims, fund derivative claims, and parent derivative claims. When filing documents, counsel should specify the pertinent subtrack in the case caption and in the docket entry.

Each track will have a separate case number. During the organizational meeting, I indicated that the case numbers would be 04-md-1586-01, 04-md-1586-02, etc. I have since learned that the system will not accommodate that many numbers. Therefore, the case numbers will be 04-md-01, 04-md-02, etc. (the "md" denoting "multi-district").

There will not be a single "cm/ecf universe" for the MDL as a whole. Instead, there will be a separate "cm/ecf galaxy" for each track. Unless they are a member of a horizontal liaison committee, counsel may enter their appearance only in cases where they represent a party. If counsel want to monitor other tracks, they should establish a PACER account and check the dockets.

**Attorney Admissions and CM/ECF Registration**

We have prepared a simplified pro hac admissions form for purposes of the MDL. The form can be accessed at our website by clicking on "Policies & Publications" and then clicking on "Forms." As indicated on the form, the pro hac fee is waived.

If counsel want to enter their appearance in an MDL track, they must enter their appearance in the track after it is established.

Counsel must also register in our cm/ecf system. Counsel may not designate more than two email addresses to receive cm/ecf notices. (Counsel may wish to have their own IT departments establish one email box which is accessible by more than one person in their firm. The address of this email box could be the address (or one of the two addresses) noted on the registration form.)

**CM/ECF Training**

It is essential that the members of your staff be carefully trained how to docket documents in cm/ecf and on our cm/ecf procedures. Generalized training is available in both our Baltimore and Greenbelt courthouses. To schedule such training in Baltimore, please contact Christina Wohlfort at 410-952-3625. To schedule such training in Greenbelt, please contact Pat Fosbrook at 301-344-3123. If you would like to coordinate a training session focused on these MDL proceedings, please contact Elizabeth Michael at 410-962-0991.

**Courtesy Paper Copies**

We ask that you submit to the judge or judges considering a particular issue two courtesy paper copies of any memorandum or other document exceeding fifteen pages. (Our cm/ecf procedures manual asks for only one courtesy paper copy of such documents.) The courtesy copies should be sent directly to a judge's chambers. Judge Blake, Judge Davis, and I all sit in the Baltimore courthouse at 101 W. Lombard Street, Baltimore, Maryland, 21201. Judge Stamp sits in Wheeling. Judge Stamp's mailing address is P.O. Box 791, Wheeling, West Virginia, 26003. His address for hand deliveries is U.S. Courthouse, 12th and Chapline Streets, Room 228, Wheeling, West Virginia, 26003.

**Use of CM/ECF for Transmitting Discovery Documents**

Our cm/ecf procedures manual provides that cm/ecf should not be used for transmitting discovery requests and materials. We recognize that in cases involving numerous counsel, the use of cm/ecf for that purpose might be useful. Therefore, we are willing to waive that provision of our procedures manual in the event you would like us to. This is an issue that you should take up with one another after lead counsel have been appointed.

Again, on behalf of Judges Blake, Davis, Stamp, and myself, we want to thank all of you for the professional manner in which you are handling this litigation.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc. Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

February 20, 2004

Re: MDL-1586-*In re Mutual Funds Investment Litigation*

Dear Counsel:

As you know, the MDL Panel has today grouped the cases in the separate Mutual Funds Investment Litigation MDLs into a single MDL and has transferred the cases in that MDL to Maryland.[1] Three transferee judges have initially been designated: Judge Andre Davis, Judge Frederick P. Stamp, Jr. (of the Northern District of West Virginia) and myself.[2] Additional transferee judges in this district may be designated in the future. Judge Catherine C. Blake will assist us from the outset in organizing the MDL, and she will sit with us during hearings and joint scheduling conferences. If the exigencies of the MDL require and her schedule permits, she will be the first judge to be assigned as an additional transferee judge.

An initial hearing will be held on April 2, 2004, at 10:00 a.m., in Courtroom 1A of the federal courthouse in Baltimore. The purpose of this letter is to set forth various matters to be addressed at the hearing.

**Proposed structure of the litigation**

---

[1]Thus far, the MDL Panel has transferred the cases in seven MDLs to Maryland. The Panel is to consider at its March session whether to transfer one additional related MDL (MDL-1602, *In re Federated Mutual Funds Investment Litigation*). The Panel may also consider some time in the future whether to issue conditional transfer orders in cases brought against Massachusetts Financial Services Co. in the District of Massachusetts.

Because MDL-1602 and the Massachusetts Financial Service cases may eventually be transferred to Maryland, I have asked the staff of the MDL Panel to make sure that counsel in those cases be given personal notice of this letter. I have made the same request in regard to counsel for Invesco Funds Group, Inc., who filed an interested party response in MDL-1586 and appeared at the Panel's session in Sacramento. All of these counsel are invited to the April 2nd hearing and may participate in it to the extent they deem appropriate. Indeed, counsel in any other related pending actions not yet included in MDL-1586 who receive notice of the hearing may attend and participate in it.

[2]Chief Judge Wilkins has stated that he will make an intra-circuit assignment of Judge Stamp to the District of Maryland for the purposes of the MDL. The assignment (and the MDL Panel's designation of Judge Stamp as a transferee judge) is subject only to the approval of Chief Judge Keeley of the Northern District of West Virginia who currently is out of the country.

Exhibit B

We plan to establish different tracks in the MDL, grouped on a fund-by-fund basis. After conferring with you, we may establish sub-tracks, one for securities fraud claims and another for derivative actions. We have not yet decided what tracks should be grouped together, and we look forward to hearing any suggestions you may have on the point. We also have not yet decided what tracks will be assigned to which judge.

We will hold joint hearings on common substantive issues. We have not yet determined whether we will issue joint opinions on common issues or whether each of us will decide substantive issues independently in our respective tracks. Potential recusal problems may affect our determination on this point. In any event, one of us may take the responsibility for writing the first opinion on a particular issue, and the rest of us may decide simply to adopt that opinion as our own in the cases assigned to us.

Judges Blake, Davis, and Stamp have agreed that I should take the lead in deciding scheduling matters for the MDL as a whole. Of course, I will not make any decisions before conferring with them and hearing from you. Each judge may set particular deadlines in tracks assigned to him or her but will not, without consultation with the rest of us, grant any extensions that would affect the overall schedule for the MDL.

**Recusal issues**

It appears to us that there are two different potential recusal issues presented: (1) the effect of ownership of mutual funds shares that would make the owner a member of a putative plaintiff class, and (2) the effect of ownership of stock in a corporation that runs one of the mutual funds involved in the litigation. We believe these problems can be circumvented (as we understand has been done in other MDLs) by not assigning to a particular transferee judge cases in which he or she has a conflict. We also believe the first problem can be dissolved by a judge's renunciation of any share in a potential class recovery.

If any of you disagree with our analysis of the potential recusal issues, we will hear from you on April 2nd. Also, before assigning particular cases to a particular judge, we will want to make sure that we have complete corporate disclosure lists. We believe we have such lists from the MDL Panel but will take this matter up with you on April 2nd.

**Organization of counsel**

The judge assigned to a particular track will designate lead counsel for plaintiffs and each defendant within the track. After conferring with counsel and if (as appears likely) it seems advisable to do so, the judge will also appoint committees to handle various tasks within each track.

In addition to what might be called "vertical organization" within each track, we anticipate that there will be "horizontal integration" across the tracks. What we presently envision (subject to hearing from you) is the creation of liaison committees for the plaintiffs and defendants for the MDL as a whole. The committees would be composed of representatives from each of the tracks. The chair of each committee (or her or his designee) would be the primary spokesperson for counsel on common issues during hearings, conferences, and other communications with the court.

We do not believe it is practical or necessary to appoint anyone as interim liaison counsel for purposes of the April 2nd hearing. In light of the excellent job you did in organizing and making your presentations during the session of the MDL Panel in Sacramento, we hope you will be able to agree upon the lawyers who should speak at the hearing. No designation of lead counsel for a given track will be made at the initial hearing (although we will, of course, consider any suggestions you may have if you have reached agreement prior to the hearing).

**Scheduling principles**

We will not set a schedule until after the April 2nd hearing. However, we think it useful to outline certain principles we believe (subject to hearing from you) should govern the schedule we ultimately set.

*"Trial-ready" date*. We believe the cases should be ready for trial no later than 2½ years after the scheduling order is entered. (If any of you believe an earlier date is realistic, we would be interested in hearing your views.)

*Early decision on potentially dispositive issues*. Defendants should identify any potentially dispositive issues they believe can be resolved by a motion to dismiss. We plan to decide such issues promptly and to consider whether they are appropriate for interlocutory appeal.

*Avoidance of sequencing*. To keep the proceedings moving along, we want to avoid sequencing the litigation into different phases. For example, unless persuaded to the contrary, we plan to have discovery go forward while motions to dismiss are being briefed, argued, and decided. We also intend to direct all parties to focus (and begin the process of obtaining expert testimony) on damages issues, as well as liability issues, from the outset. We likewise want to encourage the establishment of a structure for mediation so that if and when settlement negotiations become appropriate, unnecessary organizational delay can be prevented.

*Critical breakpoints*. The initial scheduling order should include deadlines for various critical events, including the designation of lead counsel, filing consolidated amended complaints, resolution of motions to dismiss, resolution of class certification issues, a fact discovery deadline, expert disclosure and discovery deadlines, and a summary judgment motions deadline. We ask you to be prepared to discuss at the April 2nd hearing proposed deadlines for these events and any others you believe must be set in the initial scheduling order.

**Possible avoidance of *Lexecon* issues**

We look forward to working with counsel who take a constructive approach to problem-solving. In that regard we would like to discuss with you at the very outset of the MDL the advisability of filing consolidated amended class action complaints in the District of Maryland as a means to avoid potential *Lexecon* issues.

Admission of counsel

Attorneys admitted to practice and in good standing in any United States District Court will be admitted *pro hac vice* in these proceedings. If they previously have entered an appearance in a transferred case, they need not file a motion for such admission in this court. (As discussed in the next section, however, if they wish to participate actively in these proceedings, they will have to register in our CM/ECF system.)

**CM/ECF**

All filing and docketing will be done electronically through the CM/ECF system. We will also use CM/ECF to correspond with you on case related matters. You should follow the instructions and rules contained in our CM/ECF Procedures Manual. The manual and updates to it are available on the District of Maryland's website at: www.mdd.uscourts.gov.

We have asked transferor courts not to send their files or documents from the files to Maryland. We want to avoid unnecessary paperwork. We also want your input before finally deciding how the cases should be organized in CM/ECF. Our present thinking is that there should be a separate docket number assigned for each track, rather than a single docket number for the entire MDL. That approach (which perhaps can be conveniently described as creating a separate CM/ECF "galaxy" for each individual track rather than a single CM/ECF "universe" for the MDL as a whole) would make the various dockets easier and quicker to navigate. Moreover, if there is a single docket for CM/ECF purposes, every lawyer will receive electronic notice of every filing in every track, *e.g.*, a lawyer representing a client only against Putnam would receive notices of filing in the suits against all of the other mutual funds. We believe this is unnecessary and would be overly burdensome for you. (Of course, presumably we would have members of the horizontal liaison committees enter their appearances for CM/ECF purposes in all of the tracks so that they will receive all notices.)

Although we have not yet decided how the different tracks should be handled in the CM/ECF system, you may nevertheless now register in our CM/ECF program. If you intend to participate actively in the MDL, we encourage you to register as soon as possible. You may do so on-line at: https://www.mdd.uscourts.gov/attyRegb/attorneyAccess.htm Click on the link for Pro Hac Vice Registration Form, complete the form and click on submit. It may be necessary for court staff to contact you to verify that you are participating in an MDL.

Members of the clerk's office staff will be available at the conclusion of the April 2nd hearing to discuss CM/ECF issues with you and, if time permits, provide training. Additionally, there are regularly scheduled training classes at both the Baltimore and Greenbelt courthouses which you and/or your staff may attend. It is essential that those who will be responsible for electronic filing and docketing fully understand the CM/ECF system and that they be familiar with our practices and procedures.

**MDL website**

As I have advised many of you by separate letter, a website particular to MDL-1586 is being created on our court website at www.mdd.uscourts.gov. To access the MDL-1586 website, click on "MDLs" on the left-hand side of the court website. The MDL-1586 website currently contains extremely limited material (this letter and certain court contact information).

However, you can observe the type of information the website eventually will contain by perusing the Microsoft MDL website also contained on the court's website.

**Applicability of Local Rules**

Subject to hearing from you, we believe that our Local Rules and the guidelines and procedures provided in its appendices should apply to these proceedings. The rules and guidelines are available on our court website.

**Confidentiality and Sealing Orders**

Although perhaps not necessary, it would seem advisable (if possible) for the same form of confidentiality order to be used in all of the cases in all of the tracks. The standard form contained in Appendix D to our Local Rules may provide, at least, a starting point for a common form. We suggest that this may be an issue worthy of consideration by the horizontal liaison committees we anticipate being formed.

We also bring to your attention the procedure for filing sealed documents set forth in Local Rule 105.11 (and the standard form relating to it contained in Appendix D). This procedure is required by Fourth Circuit law.

**Maintenance of time records**

Any attorneys who believe they may eventually file a fee petition must maintain full and accurate time records. If any fee applications are ultimately filed, we may require them to be in the format set forth in Appendix B to our Local Rules.

**Monthly telephone conferences**

We anticipate that each of us will hold monthly telephone conferences with counsel in the cases respectively assigned to us. During those conferences we will discuss with you scheduling and other administrative matters and resolve routine disagreements that may have arisen.

**Payment for transcripts**

We would like to consider the establishment of an arrangement whereby court reporters are adequately and fairly compensated for the work they will do while, at the same time, we assure that transcripts are made publicly available on a timely basis. In several past MDLs those twin goals have been accomplished by counsel agreeing to pay court reporters for an agreed number of copies prior to the placement of a transcript on the public record. We would like to discuss with you the advisability of adopting a similar practice in this MDL, subject to any policy the Judicial Conference may eventually adopt.

**Internet depositions**

In MDL-1355, *the Propulsid Products Liability Litigation*, Judge Eldon E. Fallon has utilized a means for depositions to be taken over the internet. Information relating to this practice can be obtained on the website for the Eastern District of Louisiana: www.edla.uscourts.gov. We do not know whether internet depositions would be useful in MDL-1586 but mention the practice to you for your consideration and discussion.

Although, as I mentioned earlier, we are not designating interim lead counsel, we would appreciate as many of you conferring with one another as possible in order to prepare for the April 2nd hearing. We also invite you to submit by letter in advance of the hearing any views you have on the topics I have outlined as well as any other topics you suggest be considered at the hearing. If possible, we ask that you make your submissions on or before March 25, 2004. You may email them to me at MDD_JFMChambers. I will forward them to Judges Blake, Davis, and Stamp.

We look forward to meeting with you on April 2nd.

Very truly yours,

/s/

J. Frederick Motz
United States District Judge

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.
Robert Cahn, Esq.
Felicia Cannon, Clerk
Fran Kessler, Chief Deputy
Claudia Gibson, Docketing Supervisor

DYER & SHUMAN, LLP
ATTORNEYS AT LAW
801 EAST 17TH AVENUE
DENVER, COLORADO 80218-1417

ROBERT J. DYER III
E-MAIL: RJDIII@DYERSHUMAN.COM

TELEPHONE: (303) 861-3003
FACSIMILE: (303) 830-6920

March 11, 2004

VIA FACSIMILE & ELECTRONIC MAIL

Honorable J. Frederick Motz
United States District Court - District of Maryland
101 West Lombard Street
Baltimore, MD 21201
Facsimile: (410) 962-2698
Email: JFMChambers@MDD.uscourts.gov

Re: MDL-1586 - *In re Mutual Funds Investment Litigation*

* * * *

U.S.D.C. Colorado / Civil Action No. 03-B-1909 (OES) -
*Vivian Bernstein v. Janus Capital Management, LLC, et al.*
U.S.D.C. Colorado / Civil Action No. 03-B-1966 (OES) -
*Richard E. Kaufman v. Janus Capital Group, Inc., et al.*
U.S.D.C. Colorado / Civil Action No. 04-MK-0281 (PAC) -
*Joel Goodman v. Invesco Funds Group, Inc., et al.*
U.S.D.C. Colorado / Civil Action No. 04-MK-0360 -
*Carl E. Vonder Haar, et al. v. Invesco Funds Group, Inc., et al.*

Dear Judge Motz:

In your February 20, 2004 letter, you invited counsel to suggest additional topics for consideration at the April 2, 2004 initial hearing. My firm represents several plaintiffs who, in recent months, filed complaints in Colorado state court asserting exclusively state law claims against Janus Capital Group and Invesco Funds Group, among others. In each instance, the defendants removed the cases to federal court asserting federal jurisdiction under the Securities Litigation Uniform Standards Act of 1998. These state actions have already been transferred or will likely be transferred as potential "tag-along" actions. Plaintiffs are now seeking remand and the motions will be fully briefed in the coming weeks.

We believe that there are dozens of similar improperly-removed state cases, if not substantially more. Since this issue of remand was not addressed by the MDL Panel in its

Exhibit C

February 20, 2004 order, it remains an area of great concern for those state plaintiffs trapped in the federal case consolidation. We respectfully submit that promptly resolving the outstanding motions to remand is of utmost importance and should be a topic for consideration at the April 2nd hearing. Indeed, it would be a waste of everyone's time and effort to go forward with establishing lead counsel and litigation committees, and deciding important scheduling matters, when many of the consolidated cases may soon be remanded back to state court.

We look forward to participating in the April 2, 2004 conference and working cooperatively with the Court and parties to resolve the difficult issues associated with multidistrict litigation.

Very truly yours,

Robert J. Dyer III

cc: Honorable Catherine C. Blake
Honorable Andre M. Davis
Honorable Frederick P. Stamp, Jr.
All Counsel on MDL-1586 Service & Supplemental Lists

MDL 1586

JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

APR - 5 2004

FILED CLERK'S OFFICE

PLEADING NO. 108

***DOCKET NO. 1586***

***BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION***

***IN RE MUTUAL FUNDS INVESTMENT LITIGATION.***

***(SEE ATTACHED SCHEDULE)***

***CONDITIONAL TRANSFER ORDER (CTO-2)***

On February 20, 2004, the Panel transferred 91 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. Since that time, 152 additional actions have been transferred to the District of Maryland. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ___ F.Supp.2d ___ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

OFFICIAL FILE COPY IMAGED APR -6 '04

Exhibit D

**SCHEDULE CTO-2 - TAG ALONG CASES**
**DOCKET NO. 1586**
**IN RE MUTUAL FUNDS INVESTMENT LITIGATION**

| DISTRICT | DIV. | CIVIL ACTION# | |
|---|---|---|---|
| **CALIFORNIA NORTHERN** | | | |
| CAN | 3 | 04-582 | Lee K.W. Lam v. Franklin Resources, Inc., et al. |
| CAN | 3 | 04-584 | Frederic Ian Fischbein, etc. v. Franklin Age High Income Fund, et al. |
| CAN | 3 | 04-598 | Catherine Dukes v. Franklin Age High Income Fund, et al. |
| CAN | 3 | 04-628 | Ryan Mcaboy, et al. v. Franklin Resources, Inc., et al. |
| CAN | 3 | 04-639 | Stephen Alexander v. Franklin Age High Income Fund, et al. |
| **COLORADO** | | | |
| CO | 1 | 04-151 | Jonathan Gallo v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-152 | Robert S. Bellagh, Jr. v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-281 | Joel Goodman v. Invesco Funds Group, Inc., et al. |
| CO | 1 | 04-400 | Carl E. Vander Haar, et al. v. Invesco Funds Group, Inc., et al. |
| **DELAWARE** | | | |
| DE | 1 | 04-71 | Sylvia Vella, etc. v. Janus Capital Group, Inc., et al. |
| **FLORIDA MIDDLE** | | | |
| FLM | 8 | 04-249 | Gisela Baer v. Franklin Age High Income Fund, et al. |
| **KANSAS** | | | |
| KS | 2 | 04-2091 | Julie Parish, etc. v. Marsh & McLennan Co., et al. |
| KS | 2 | 04-2072 | Julie Parish, etc. v. Alliance Capital Management Holding, L.P., et al. |
| **MASSACHUSETTS** | | | |
| MA | 1 | 04-10169 | Edward L. Segel, et al. v. Putnam Investment Management, Inc., et al. |
| MA | 1 | 04-10219 | Simon Dennenberg, etc. v. Putnam Investment Management, Inc., et al. |
| MA | 1 | 04-10445 | Steven B. Kinrich, etc. v. Columbia Acorn Fund, et al. |
| **NEVADA** | | | |
| NV | 2 | 04-146 | Howard Jaffe v. Mutual Beacon Fund, et al. |
| NV | 2 | 04-154 | Jeffrey Bowers v. Daniel G. Calugar, et al. |
| **NEW YORK EASTERN** | | | |
| NYE | 1 | 04-409 | Douglas A. Hanna, etc. v. Deutsche Bank AG, et al. |
| NYE | 2 | 03-6783 | Simon J. Denenberg v. Alliance Capital Management, LP, et al. |
| **NEW YORK SOUTHERN** | | | |
| NYS | 1 | 03-8375 | Eileen Clancy v. Strong Advisor Common Stock, et al. |
| NYS | 1 | 03-8994 | Lori Weinrib v. Strong Financial Corp., et al. |
| NYS | 1 | 03-10385 | John Li, etc. v. John D. Carifa, et al. |
| NYS | 1 | 04-100 | Jean Daniel v. AllianceBernstein Technology Fund, Inc., et al. |
| NYS | 1 | 04-239 | Jo-Anne R. Schaible v. AllianceBernstein Growth & Income Fund, Inc., et al. |
| NYS | 1 | 04-353 | Frank A. Wood, Jr. v. Marsh & McLennan Companies, Inc., et al. |
| NYS | 1 | 04-431 | John R. Grinnell, et al. v. The Charles Schwab Corp., et al. |
| NYS | 1 | 04-492 | Lori Weinrib v. Invesco Funds Group, Inc., et al. |
| NYS | 1 | 04-520 | Michael Smith v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-573 | Michael Malone v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-605 | John Driscoll v. Deutsche Bank AG, et al. |
| NYS | 1 | 04-687 | Mike Alami v. Scudder 21st Century Growth Fund, et al. |

<u>DISTRICT DIV. CIVIL ACTIONS</u>

| | | | |
|---|---|---|---|
| NYS | 1 | 04-713 | Elaine Casey v. Invesco Advantage Health Sciences Fund, et al. |
| NYS | 1 | 04-815 | Scott Waldman v. Invesco Funds Group, Inc., et al. |
| NYS | 1 | 04-843 | Vincent Bonnaserra v. Marsh & McLennan Companies, Inc., et al. |
| NYS | 1 | 04-1044 | Plex Derivative Traders v. Marsh & McLennan Companies, et al. |
| NYS | 1 | 04-1072 | Joanna Adams v. Putnam American Government Income Fund, et al. |
| NYS | 1 | 04-1181 | Aaron Walker, et al. v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1235 | Karen M. McKenna v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1239 | Hugh Sharkey Ita'Ra v. Franklin Resources, Inc., et al. |
| NYS | 1 | 04-1251 | Mike Abazzi v. Scudder 21st Century Growth Fund, et al. |
| NYS | 1 | 04-1400 | Alfred Debres v. Scudder Advisor Funds, et al. |
| NYS | 1 | 04-2000 | Jimmy Chin v. Scudder 21st Century Growth Fund, et al. |

VERMONT

| | | | |
|---|---|---|---|
| VT | 1 | 04-33 | Karen S. Shahl, et al. v. Putnam Investments |

WISCONSIN EASTERN

| | | | |
|---|---|---|---|
| WIE | 2 | 03-1260 | Jeffrey W. [illegible], et al. v. Strong Capital Management, Inc., et al. |
| WIE | 2 | 04-123 | Sarah Ross Trust, etc. v. Strong Financial Corp., et al. |

3

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

NOV 18 2003

GREGORY C. LANGHAM
CLERK

Civil Case No. 03-B-1965 (OES)

WILLIAM SILVERMAN, on behalf of himself and all others similarly situated,

Plaintiff,

v.

JANUS CAPITAL GROUP, INC.;
JANUS CAPITAL CORPORATION;
JANUS CAPITAL MANAGEMENT, LLC;
JANUS INVESTMENT FUND; and
DOE defendants 1-20,

Defendants.

---

ORDER

---

Before me are "Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By The Judicial Panel On Multidistrict Litigation," "Plaintiff's Motion To Remand," "Plaintiff's Memorandum of Points and Authorities in Opposition to Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multidistrict Litigation" and "Defendants' Joint and Consolidated Reply in Support of Motion to Stay Proceedings and Opposition to Plaintiff's Motion to Remand." Upon consideration of the points and authorities submitted by the parties, I conclude that the motion to stay should be granted and that all matters, including the plaintiff's motion to remand should be stayed. Accordingly,

IT IS ORDERED that the Motion to Stay is GRANTED and all matters, including the Motion to Remand in this action are STAYED pending a transfer decision by the Judicial



20

Exhibit E

Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

Dated: November 18, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF SERVICE

Civil Case No. 03-B-1965 (OES)

The undersigned certifies that a copy of the foregoing Order was served on Nov. 18, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
D. C. Box 18

Dale R. Harris, Esq.
Davis Graham & Stubbs
D. C. Box 3

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Joseph J. Zonies, Esq.
Stuart A. Kritzer, Esq.
Kritzer/Zonies, LLC
1140 E. Nineteenth Ave., 3rd Fl.
Denver, CO 80203-1013

Richard M. Heinmann, Esq.
Robert J. Nelson, Esq.
Joy A. Kruse, Esq.
Bruce W. Leppla, Esq.
Lieff, Cabraser, Heimann & Bernstein
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

David Dansky, Esq.
Chambers Dansky & Mulvahill
1601 Blake Street, Suite 300
Denver, CO 80202

Kip B. Shuman, Esq.
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218-1417

Sandy A.Liebhard, Esq.
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street, 22nd Floor
New York, NY 10016

Jules Brody, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss, Esq.
Weiss & Yourman
551 Fifth Avenue, Suite 1600
New York, NY 10017

Douglas M. McKeige, Esq.
Bernstein Litowitz Berger, etc.
1285 Avenue of the Americas
New York, NY 10019

Blair A. Nicholas, Esq.
Bernstein Litowitz Berger, etc.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

Richard A. Lockridge, Esq.
Lockridge Grindal Nauen, LLLP
100 Washington Ave. South, Suite 2200
Minneapolis, MN 20003

[signature]
Deputy Clerk

3



IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

Civil Case No. 03-B-1966 (OES)

RICHARD E. KAUFMAN, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

JANUS CAPITAL GROUP, INCORPORATED;
JANUS CAPITAL MANAGEMENT, LLC;
JANUS HIGH-YIELD FUND; and
JANUS MERCURY FUND,

Defendants.

---

## ORDER

---

Before me are "Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By The Judicial Panel On Multidistrict Litigation," "Plaintiff's Motion To Remand," "Plaintiff's Memorandum of Points and Authorities in Opposition to Defendants' Joint Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multidistrict Litigation" and "Defendants' Joint and Consolidated Reply in Support of Motion to Stay Proceedings and Opposition to Plaintiff's Motion to Remand." Upon consideration of the points and authorities submitted by the parties, I conclude that the motion to stay should be granted and that all matters, including the plaintiff's motion to remand should be stayed. Accordingly,

IT IS ORDERED that the Motion to Stay is GRANTED and all matters, including the Motion to Remand in this action are STAYED pending a transfer decision by the



Exhibit F

Judicial Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

DATED: November 18, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF SERVICE

Civil Case No. 03-B-1966 (OES)

The undersigned certifies that a copy of the foregoing Order was served on November 18, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
**D. C. Box 18**

Dale R. Harris, Esq.
Davis Graham & Stubbs
**D. C. Box 3**

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Joseph J. Zonies, Esq.
Stuart A. Kritzer, Esq.
Kritzer/Zonies, LLC
1140 E. Nineteenth Ave., 3rd Fl.
Denver, CO 80203-1013

Richard M. Heinmann, Esq.
Robert J. Nelson, Esq.
Joy A. Kruse, Esq.
Bruce W. Leppla, Esq.
Lieff, Cabraser, Heimann & Bernstein
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

David Dansky, Esq.
Chambers Dansky & Mulvahill
1601 Blake Street, Suite 300
Denver, CO 80202

Kip B. Shuman, Esq.
Dyer & Shuman, LLP
801 East 17th Avenue
Denver, CO 80218-1417

Sandy A. Liebhard, Esq.
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street, 22nd Floor
New York, NY 10016

Jules Brody, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Joseph H. Weiss, Esq.
Weiss & Yourman
551 Fifth Avenue, Suite 1600
New York, NY 10017

Douglas M. McKeige, Esq.
Bernstein Litowitz Berger, etc.
1285 Avenue of the Americas
New York, NY 10019

Blair A. Nicholas, Esq.
Bernstein Litowitz Berger, etc.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

Richard A. Lockridge, Esq.
Lockridge Grindal Nauen, LLLP
100 Washington Ave. South, Suite 2200
Minneapolis, MN 20003

[signature] L. Bush
Deputy Clerk

3

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
LEWIS T. BABCOCK, CHIEF JUDGE

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO
NOV 25 2003
GREGORY C. LANGHAM
CLERK

Civil Case No. 03-B-2309 (OES)

BRENDA C. VANN, on Behalf of all Others Similarly Situated,

Plaintiff,

v.

JANUS CAPITAL GROUP INC., et al.

Defendants.

---

ORDER

---

Pending before me is the Janus-Entity Defendants' Motion To Stay Proceedings Pending A Transfer Decision By The Judicial Panel On Multidistrict Litigation." Numerous actions have been filed in this and other districts against Janus Fund entities asserting common core operative facts and legal theories seeking damages or restitution allegedly caused by "Market Timing" trades of shares in Janus Funds managed by Janus Capital. There is pending a transfer decision by the Judicial Panel on Multidistrict Litigation. In multiple related actions pending before me, I have uniformly granted motions by defendants to stay the action pending a transfer decision by the Judicial Panel on Multidistrict Litigation. The motions to stay and the oppositions to them, if any, are consistently common. Accordingly, being sufficiently advised, although there is no response to the motion to stay in the above captioned matter now pending, I conclude that the above action should be stayed pending a transfer decision by the Judicial Panel on Multidistrict Litigation.



7

Exhibit G

IT IS THEREFORE ORDERED that all matters are STAYED pending a transfer decision by the Judicial Panel on Multidistrict Litigation.

BY THE COURT:

Lewis T. Babcock, Chief Judge

DATED: November 25, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

**CERTIFICATE OF SERVICE**

Civil Case No. 03-B-2309 (OES)

The undersigned certifies that a copy of the foregoing Order was served on Nov. 25, 2003, by:

(X) delivery to:

J. Gregory Whitehair, Esq.
Gibson, Dunn & Crutcher
**D. C. Box 18**

Dale R. Harris, Esq.
Davis Graham & Stubbs
**D. C. Box 3**

(X) depositing the same in the United States Mail, postage prepaid, addressed to:

Daniel M. Reilly, Esq.
Larry Pozner, Esq.
Julie M. Williamson, Esq.
Barbara Blumenthal, Esq.
Tobin Kern, Esq.
Hoffman Reilly Pozner & Williamson
511 16th Street, Suite 700
Denver, CO 80202

Neil Hillyard, Esq.
Daniel Sloane, Esq.
Hillyard, Wahlberg, Kudla & Sloane
544 DTC Parkway
Englewood, CO 80111

Mark Perry, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036

Cathy Pearson
Deputy Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK



ISIDORE ZIMMERMAN, PETER BALKHEIMER, CHRISTINE BALKHEIMER, and JEFFREY BENJAMIN C/F ALEXANDRA BENJAMIN, On Behalf of Themselves and All Others Similarly Situated,

Plaintiff,

-against-

THOMAS H. BAILEY, WILLIAM F. McCALPIN, JOHN W. McCARTER, JR., DENNIS B. MULLEN, JAMES T. ROTHE, WILLIAM D. STEWART, MARTIN H. WALDRINGER, KATHERINE A. CATTANACH, HARRY T. LEWIS, JR., MICHAEL OWEN, ALBERT C. YATES, THOMAS A. EARLY, ANITA C. FALICIA, BONNIE M. HOWES, DAVID R. KOWALSKI, LOREN M. STARR, HEIDI J. STARR, HEIDI J. WALTER, JANUS CAPITAL MANAGEMENT, LLC and JANUS INVESTMENT FUND,

Defendants.

03 Civ. 7910 (MBM)

ORDER

MICHAEL B. MUKASEY, U.S.D.J.

The order embodies decisions taken at pre-trial conference held on October 28, 2003, as follows:

(1) The Janus defendants' unopposed motion to admit Mark Perry, of Gibson Dunn & Crutcher, 1050 Connecticut Avenue, N.W., Washington D.C. 20036, pro hac vice is granted.

(2) Defendants' motion to stay the above-captioned case pending a transfer decision by the Judicial Panel on Multi-

District Litigation is granted.

SO ORDERED

Michael B. Mukasey,
U.S. District Judge

Dated: New York, New York
October 29, 2003

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Honorable Marcia S. Krieger

Case No. 04-MK-0281 (PAC)

JOEL GOODMAN, on behalf of himself and all others similarly situated,

Plaintiff,

v.

INVESCO FUNDS GROUP, INC., and
RAYMOND R. CUNNINGHAM,

Defendants.

---

**PLAINTIFF'S NOTICE OF WITHDRAWAL OF MOTION TO REMAND DATED MARCH 15, 2004**

---

Plaintiff Joel Goodman, by and through his undersigned counsel, hereby withdraws his Motion to Remand dated March 15, 2004, without prejudice.

Dated: April 2, 2004

DYER & SHUMAN, LLP

[signature]

Robert J. Dyer III
Jeffrey A. Berens
801 East 17th Avenue
Denver, CO 80218-1417
Tel: (303) 861-3003
Fax: (303) 830-6920

Attorneys For Plaintiff Joel Goodman

Exhibit J

## CERTIFICATE OF SERVICE

I hereby certify that true and correct copies of the foregoing PLAINTIFF'S NOTICE OF WITHDRAWAL OF MOTION TO REMAND DATED MARCH 15, 2004 were served by facsimile and by depositing same in the United States mail, first-class postage prepaid, on this 2nd day of April 2004 addressed to the following:

*Attorneys for Defendant INVESCO Funds Group, Inc.:*

Eric J. Moutz
HOGAN & HARTSON LLP
1470 Walnut Street, Suite 200
Boulder, CO 80302
Facsimile: (720) 406-5301

Daniel F. Shea
HOGAN & HARTSON LLP
1200 Seventeenth Street
Denver, CO 80202
Facsimile: (303) 899-7333

Robert N. Shwartz
Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Facsimile: (212) 521-6836

*Attorneys for Defendant Raymond R. Cunningham:*

Daniel J. Fetterman
KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
1633 Broadway
New York, NY 10019
Facsimile: (212) 506-1800

RECEIVED APR 1 6 2004

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO**

Civil Action No. 04-MK-360 (PAC)

CARL E. VONDER HAAR and
MARILYN P. MARTIN, On Behalf of Themselves
and All Others Similarly Situated

Plaintiff,

v.

INVESCO FUNDS GROUP, INC.;
INVESCO STOCK FUNDS, INC.; and
DOE Defendants 1-100,

Defendants.

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**[PROPOSED] ORDER GRANTING DEFENDANT'S SECOND CORRECTED MOTION TO STAY PROCEEDINGS PENDING A TRANSFER DECISION BY THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION**

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**THIS MATTER** comes before the Court pursuant to Defendant INVESCO Funds Group, Inc.'s Seccond Corrected Motion to Stay Proceedings Pending a Transfer Decision By the Judicial Panel on Multi-District Litigation filed April 12, 2004.

Based upon the pleadings and record herein, the Court hereby stays all proceedings in this matter pending the MDL Panel's decision on transfer.

Dated this ___ day of April, 2004.

**BY THE COURT:**

______________________________
Marcia S. Krieger
United States District Judge

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